

WORKING

+

LIVING



SEMCO ENERGY 2001 ANNUAL REPORT

FINANCIAL AND OPERATING HIGHLIGHTS

Years ended December 31,	2001	2000	1999
Financial Information (000's)			
Operating revenue	$ 445,823	$ 410,325	$ 369,922
Operating income	$ 44,391	$ 65,233	$ 42,403
Net income (loss) from continuing operations	$ (239)	$ 16,598	$ 18,022
Net income (loss) available to common shareholders [a]	$ (6,361)	$ 16,693	$ 17,659
Total assets	$ 863,548	$ 851,223	$ 815,183
Total capitalization	$ 592,170	$ 582,776	$ 312,340
Return on average common equity	(5.1)%	12.0%	12.9%
Common Stock Information			
Earnings per share - basic			
Net income (loss) from continuing operations	$ (0.01)	$ 0.92	$ 1.02
Net income (loss) available to common shareholders [a]	$ (0.35)	$ 0.93	$ 1.00
Earnings per share - diluted			
Net income (loss) from continuing operations	$ (0.01)	$ 0.89	$ 1.02
Net income (loss) available to common shareholders [a]	$ (0.35)	$ 0.90	$ 1.00
Dividends per share	$ 0.839	$ 0.835	$ 0.863
Closing stock price at year end	$ 10.75	$ 15.56	$ 11.81
Book value per share at year end	$ 6.24	$ 7.50	$ 7.95
Average common shares outstanding (000's)	18,106	17,999	17,697
Common shares outstanding at year end (000's)	18,240	18,056	17,909
Business Segment Information (000's, except volumes of gas and customers)			
Gas distribution			
Operating income			
As reported	$ 50,337	$ 62,876	$ 40,134
Weather-normalized	$ 58,732	$ 69,366	$ 45,434
Percent colder (warmer) than normal	(8.6)%	(5.9)%	(6.7)%
Volumes of gas sold (MMcf)	63,127	61,054	39,245
Volumes of gas transported (MMcf)	42,992	48,706	32,417
Customers at year end	374,938	367,157	357,378
Construction Services			
Operating income	$ (1,374)	$ 3,676	$ 2,611
Feet of pipe installed	7,320	7,969	6,208
Information Technology Services [b]			
Operating income	$ 431	$ 481	$ -
Propane, Pipelines and Storage			
Operating income	$ 1,871	$ 1,530	$ 2,341
Gallons of propane sold	4,233	4,492	4,332

(a) The net loss available to common shareholders for 2001 includes losses of $6.1 million, or $0.34 per share associated with the Company's plans to discontinue its engineering business and restructuring charges, asset impairments and certain other unusual items of $5.1 million, or $0.28 per share associated with the redirection of the Company's business strategy.

(b) Operations began for the Information Technology Services segment in April 2000.

SEMCO ENERGY, INC. is a diversified energy and infrastructure company that distributes natural gas to more than 374,000 customers in Michigan and Alaska. It owns and operates businesses involved in natural gas pipeline construction services, propane distribution, intrastate pipelines and natural gas storage in various regions of the United States. In addition, it provides information technology and outsourcing services, specializing in the mid-range computer market.

GAS DISTRIBUTION

This business segment provides natural gas and associated services and products to more than 266,000 residential, commercial and industrial customers in Michigan. Its chief markets are in the populous southeastern, central, western and northern regions of Michigan. In Anchorage, Alaska, this business is the sole provider of natural gas and associated services to approximately 108,000 customers, and its service area encompasses approximately half of the total Alaskan population.

CONSTRUCTION SERVICES

This segment caters to utilities and other companies, more and more of which desire to outsource construction of underground gas pipeline, water and telecommunications facilities to larger contractors. Services including installation of pipelines, meter/compressor stations and distribution systems are specialties.

PROPANE, PIPELINES AND STORAGE

This segment owns intrastate gas transmission pipelines and underground natural gas storage in Michigan. The propane business annually distributes four million gallons in the Upper Peninsula of Michigan, one of the area's largest suppliers.

INFORMATION SERVICES

This segment specializes in outsourcing infrastructure and technical expertise in the IBM AS 400 and other mid-range computer platforms. Markets include automotive component suppliers located primarily in the Midwest, municipalities, utilities, pipeline construction services, engineering services companies and other organizations using mid-range computers. IT outsourcing services include: platform operations, application operations, applications management, network management, Internet services, and desk top services for personal computers, client/server, LAN and WAN networks.

THE WORKING + LIVING PROFILES: SEMCO ENERGY's long-term success depends on the maintenance of a balance in the lives of its employees on and off the job. It is to that delicate equation that our 2001 Annual Report is dedicated. Those depicted in this report represent the volunteerism of many SEMCO ENERGY employees throughout the system. Like the employee volunteers they symbolize, they know full well their only reward may be making their communities a better place to live. For so many like them here at SEMCO ENERGY, that's enough.



LIVING: BRIAN JARVI – SEMCO ENERGY GAS COMPANY MECHANIC C – NORTHERN DIVISION

Brian Jarvi has become a familiar face to viewers of the Channel 6 News in Negaunee. For years Brian has been part of the annual Channel 6 Can-A-Thon, which collects canned food donations for area families. Brian is part of the group of volunteers who physically collect the donations, see that they are delivered to the collection point and then help distribute the food to needy families in the area. "I do enjoy it," Brian says.

Dear Shareholder:

The events of September 11, 2001 forever changed our country. As a populace, our freedoms endure but the certainty with which we view our comfort and security is a thing of the past. What we may have taken for granted is forever bathed in a new light. While reminiscing about a more stable past, we now continue to face the sobering reality of an ever-changing future.

Likewise, as a company that provides some of the comforts and conveniences that contribute to a higher standard of living, what we do and how we proceed will never be the same. We are committed to profitably managing our Company despite the ambiguities of the marketplace. We even endeavor to capitalize on opportunities that may present themselves in the near term. In any case, it will be the employees of SEMCO ENERGY that will lead this journey. Thus, the working and living theme of our 2001 Annual Report. This year's publication is dedicated to our people and their inherent energy, collective intellect and fundamental will to succeed.

The dynamics of our Company have been fueled by a relentless quest to increase shareholder value. Recall that within the past five years we declared and executed a strategy of business diversification founded on our strongest core competency: the natural gas distribution business. We acquired and made efforts to integrate 11 pipeline engineering and construction companies. We built an information technology infrastructure that would transcend the cost center model to one of marketability and profitability. Consistent with improving shareholder value, we also acquired additional gas distribution properties located in Anchorage, Alaska. Our results were mixed. We have paused and purposefully re-evaluated our business strategy. Now, we have refocused our priorities around core competencies in Natural Gas Distribution, Natural Gas Infrastructure Construction and Information Technology. We are strengthening the skills of our leadership at all levels. We are improving efficiency by utilizing disciplined business processes that will help assure that we maximize the contribution to shareholder value. I have said that people are our strength and I believe that shared accountability around a comprehensive decision making process will contribute most to improving SEMCO ENERGY's bottom line.

The year 2001 will be characterized as a year of transition for SEMCO ENERGY. In many ways, we are going back to business fundamentals. We have refocused and simplified our Business Strategy by planning to divest certain businesses at NATCOMM, our family of pipeline engineering and construction companies. An overall corporate restructuring necessitated ending expansion of SEMCO ENERGY VENTURES and the development of other businesses. We have reinitiated the integration of ENSTAR, our Alaskan gas distribution properties, with those of SEMCO ENERGY GAS by consolidating both operations under singular leadership. We have eliminated plans to grow the Internet Service Provider component of our Information Technology division through acquisitions. Finally, we continue to operate the Pipelines and Gas Storage business segment, while looking for profit enhancing opportunities and to evaluate the Propane business for long-term strategic fit.

At SEMCO ENERGY, our Vision is to be recognized as an energy company in which people can place their trust. Our Mission is "To provide an attractive investment for shareholders while delivering a high standard of customer service." Again, we're "getting back to business fundamentals." Attacks on national security and the demise of several corporate giants during 2001, compel us here at SEMCO to focus on shareholder value and excellent customer service. How we create value and deliver service will manifest itself in our business ethics and our corporate behavior. SEMCO ENERGY's Service Ethics are: Be trustworthy by being honest and factual; honor all commitments to self and others; in every day and in every way, be responsible and accountable. Further, in our quest to increase shareholder value, we will focus on increasing organizational potential and strive for continuous improvement. Most importantly, we will treat everyone with dignity and respect.

FOCUS

We are implementing a business Systems Approach for planning, monitoring, supporting and evaluating the work that each individual performs. This method will replace a Functional Structure that has traditionally been used to control work activities and to justify resource acquisition and utilization.

The foundation for the Systems Approach is a new corporate Vision and Management Philosophy designed to focus everyone in the corporation on adding value and being leaders of change. With functional boundaries eliminated, corporate efficiency improves and the net effect is a healthier bottom line.

DISCIPLINE

The culture we intend to emerge at SEMCO will enable the involvement of all organizational stakeholders, including the Board of Directors, executives, managers, employees and suppliers, in a new comprehensive Business Planning Process. This process strengthens the quality of organizational decision making and helps realize more of the potential the economy offers by using realistic assessments of market potential, organizational capacity and risk management

ACCOUNTABILITY

Marketplace potential cannot be realized without standards of corporate performance. To address this need, we are implementing a new Performance Management System and associated processes. These standards assure business unit, team and individual work expectations are met. The system is one that is not without consequences for poor performance, but it is designed to encourage exceptional performance and to provide rewards for the creation of value.

Our new business system facilitates smoother, more predictable business operations and business outcomes. It encourages and rewards learning, growth and continuous improvement. Collectively, the new Culture, the Business Planning Process, the Performance Management System and the Leadership Development Process define a new SEMCO ENERGY. A SEMCO ENERGY focused on creating shareholder value.

All of these organizational changes are designed to maximize the profitability of our Company. We are eliminating business segments that were creating negative shareholder value. What remains is stronger and more resolute. Today, SEMCO ENERGY is better positioned to assure efficient and profitable execution of our business strategy.

FINANCIAL RESULTS

For 2001, net income from continuing operations and before certain unusual items was $4.8 million, or $0.27 per share. The Company had an actual net loss of $6.4 million, or $0.35 per share, for the year.

The Company's 2001 net loss includes unusual charges of $11.2 million, or $0.62 per share, as a result of discontinuing our engineering business, restructuring activities and other unusual items. Although these charges reduce 2001 earnings, they will position us to return to profitably managing the gas distribution companies, the NATCOMM construction companies and the Aretech Information Systems data center.

Results for 2001 also were impacted by reduced operating income from the Company's gas distribution business and construction services business. Operating income was down for gas distribution primarily due to warmer than normal weather, increased gas costs and lower transportation services revenue. Warmer than normal weather reduced 2001 net income by approximately $5.4 million, or $0.29 per share. The decrease in operating income of the construction services business was due primarily to the impact of the slowing economy and a higher level of low-margin work.

Despite 2001 results, SEMCO ENERGY remains a strong gas distribution company with opportunities to expand its market and improve efficiencies. We will continue to reduce our operating costs and strengthen the balance sheet.

CHANGE IN DIVIDEND

In February 2002, we announced that the Company's Board of Directors changed the dividend rate on the Common Stock of the Company. Future dividends, when declared, will be at an annual rate of $.50 per share. Previously, the annual dividend rate was $.84 per share. This action was taken to strengthen the financial position of the Company and to provide cash to fund growth in the gas distribution business. As we execute our redirected business strategy, future dividend increases would be based on improvements in the Company's financial performance.

Remember, our Vision is to be recognized as an energy company in which people can place their trust. Our Mission is to provide an attractive investment return for shareholders while delivering a high standard of customer service.

On behalf of the Board of Directors, thank you for your continued investment in SEMCO ENERGY.

Sincerely,

Marcus Jackson
Chairman of the Board,
President and CEO



GAS DISTRIBUTION

Our primary business, Gas Distribution, continues to experience the impact of warmer-than-normal weather. Gas Distribution operating income for 2001 was $50.3 million, down approximately $12.5 million from 2000. Adjusted for normal weather, operating income would have been $58.7 million in 2001 and $69.4 million in 2000. Customer growth remains above average at a pace of about 2 percent. In the last four years, a total of 31,000 customers have been added, bringing the customer base to more than 374,000, with little or no incremental increase in employee levels in the operating areas.



Our gas utilities enjoy a number of advantages in addition to high technical skill in performing core processes that result in efficient gas distribution operations. In Michigan, we maintain excellent Operator Qualification and technical training programs. More than 100 employees were trained to use digital mapping of underground facilities in Michigan. We have had an award winning safety record. In Alaska, a modern and well-maintained distribution system increases efficiency and reduces down time.

We have reduced operating costs by implementing resource sharing and common purchasing for vehicles, implements and certain materials and supplies used by our units in Alaska, Michigan and other areas. New technology such as automated gas supply operations and meter reading have enhanced efficiency. Other competencies, including expert gas supply asset management, will increase profitability.

ENSTAR serves more than 108,000 customers in South Central Alaska. It is the sole distributor of natural gas to Anchorage, Alaska's largest city and the financial hub of the state. ENSTAR's service area encompasses one half of the state's population. The utility has 396 miles of high-pressure transmission pipelines and 2,352 miles of gas mains. ENSTAR's residential and financial commercial rates are among the lowest in the country, and gas usage per residential customer is the highest among investor-owned utilities in the U.S. During 2001, ENSTAR completed 233 main extensions, totalling 55 miles of distribution pipeline. ENSTAR added more than 2,700 new service lines, including nearly 400 for the Aurora Housing Project at Elmendorf

Air Force Base. In addition, ENSTAR installed a new gas transmission line and made regulator station enhancements in 2001 that improved future natural gas distribution capacity at Anchorage's International Airport, North America's busiest airport in terms of cargo weight landed. Opportunities exist to continue expanding ENSTAR's distribution systems in the Mat-Su and Northern Kenai areas and a major expansion of the transmission and distribution system to communities in the South Kenai area may be possible in the near future.

In addition, we see the possibility of providing additional gas distribution services in the state. We continue to monitor the commercialization possibilities of vast North Slope natural gas reserves. Gas production development plans, the determination of a route for a pipeline and the disposition of other economic and regulatory matters all will affect what future opportunities there will be for ENSTAR. The southernmost route would be most conducive to ENSTAR's growth and expansion, provided that additional gas transmission pipeline is constructed and that the development of distribution systems occur in communities like Fairbanks.



Complementing its environmental benefits, natural gas in Michigan still enjoys the advantage of being as much as two- to three-times less costly than most competing fuels. The natural gas delivery system provides unmatched convenience. Despite the fact that increasing demand and declining production produced a volatile market for gas as we entered 2001, by year's end, production was up by a full billion cubic feet per day, helping to decrease pressure on market prices. We are fortunate in that our ENSTAR division is virtually free from the type of price and supply volatility experienced in the lower 48 states. Still, challenges to exploration and production in the contiguous states, resulting in a fundamental tightness of supply, continue to be the focus of Congress. SEMCO ENERGY participated in cabinet-level discussions on a logical national blueprint for the supply, transportation and use of energy.

Nationwide demand is expected to grow by a cumulative 50 percent by 2021, which bodes well for the industry. The U.S. Energy Information Administration projects that natural gas production will increase from the current 19.1 trillion cubic feet to 28.5 by 2020, an average of 2 percent annually. Nearly every new home built in our market area uses natural gas as its primary fuel.

Natural gas accounts for nearly one-third of all industrial energy consumption in the United States. Successful new technologies have allowed natural gas to supply new markets. A vast amount of gas-fired electric generation came on line

LIVING: BRIAN THOMAS - SEMCO ENERGY GAS COMPANY MECHANIC B - NORTHERN DIVISION

Brian Thomas remembers being intrigued as a child by the father of a friend who served as a volunteer fireman. It's an interest that never dimmed and five years ago Brian became a volunteer fireman for his community. He also enjoys other public service aspects of the job, like conducting fire safety training classes at local schools and conducting tours of the fire hall during open houses at the station. Despite the long hours of training required, and the tendency for fire calls to interrupt family celebrations, Brian still enjoys being a member of the department, even if he can't explain why. "It 's just really rewarding in small communities like St. Ignace, Michigan," he says.



in 2001, making up for some lost demand from industrial, commercial and residential customers. Today, most of the new power generation facilities under construction in the continental United States are gas-fired.

In 2001, the Michigan Gas Distribution business achieved a customer growth rate of nearly 2 percent, approximating the industry average. Despite the fact that new housing starts in our high-growth areas were down by 19.6 percent in Michigan in 2001, 4,700 new customers, representing $1.35 million in added annual margin, were added. Aggressive on-main and near-main marketing efforts were responsible, in part, for this increase in market penetration.

Alaskan natural gas customer growth is averaging nearly 3 percent annually with ENSTAR experiencing 3,075 net customer additions in 2001. ENSTAR's largest customers are Anchorage Municipal Light & Power, military bases, gas marketer Aurora Power Resources, Marathon Oil, the Chugach Electric Association and Union Oil of California. These and other transportation customers account for 23.9 Bcf of natural gas deliveries, or approximately 51 percent of total deliveries.



The first phase of a new 1000 megawatt power generation plant in western Michigan potentially could produce demand charge revenue of up to $23 million over a 12-year contract term. This customer is expected to consume between 32 and 72 Bcf annually. In other markets, the environmental advantages of natural gas were considered when a major Michigan salt producer deployed natural gas co-firing with coal, adding a significant increase in annual natural gas consumption.

There is potential for new generating plants in Michigan. SEMCO ENERGY secured a contract to construct a 16", 1-mile pipeline serving a 300 MW peaking plant in eastern Michigan's East China Township. The project is scheduled to be on-line in April 2002, representing an expected revenue contribution of $820,000 in 2002.

Another pipeline is in the developmental stages to serve a 300 MW plant in Dowagiac, Michigan. Other potential power projects in Michigan, which total more than 15,000 MW of proposed production, offer the potential for higher gas transportation or demand charge revenues.

Thousands of hours of field personnel time were saved in 2001 through the implementation of a "soft" meter shut-off procedure that expedites simple

LIVING: ROBERTA (BOBBI) LUEGGE – SEMCO ENERGY GAS COMPANY MECHANIC A – WESTERN DIVISION



First Bobbi Luegge got interested in the sport of bicycling. Then she got interested in finding a safe, comfortable place to ride. And that's why six years ago, Bobbi became an active volunteer working to develop bike trails from former railroads near Kalamazoo, Michigan. But she didn't stop there. When Bobbi became interested in repairing bicycles she turned that talent into a volunteer activity, as well. She now carries a tool kit on her bike and, when she sees a fellow cyclist broken down on the trial, Bobbi stops and performs repairs on the spot – free of charge. Bobbi says she appreciates the change of pace from her 11 years on the job for SEMCO ENERGY. "It's a different kind of work. I enjoy it," she says of volunteering on the bike trail.



changes in occupancy and other routine requests. A new meter installation policy procedure that virtually eliminates delays was well received by new home builders. Our Michigan utility exited the heating, ventilation and air conditioning business and the natural gas vehicle infrastructure, as well as the fuel sales market with little adversity and minimal costs, allowing us to re-deploy our resources.

We have developed an approach to gas distribution that has produced a skilled, responsive organization with efficient operations and high customer satisfaction. In Michigan and Alaska, we are now able to serve approximately 700 customers per employee. This ratio places SEMCO ENERGY among the best operated companies in the gas distribution industry.

Technological improvements, such as the Michigan-wide Automated Meter Reading (AMR) system, are tools that allow us to be more efficient and achieve increasing levels of customer satisfaction by virtually eliminating estimated bills. At ENSTAR, a 26 percent reduction in high bill inquiries was achieved in 2001 using AMR, significantly increasing



customer satisfaction. In the Michigan division, gas bills were redesigned in 2001, and processing of customer payments was outsourced to a banking institution. New line locating software improved the dispatching of facility location system-wide.

Telephone line improvements were made and a voice mail system was implemented, enabling customers to leave a message instead of waiting on hold to speak to customer service representatives. Multiple customer service processes were redesigned to improve the efficiency with which work is performed. Form and envelope costs were reduced. These, as well as other measures, such as remedial cathodic protection programs to reduce pipe corrosion, have reduced operating and maintenance costs in Michigan over the past five years.

In 2001, new labor agreements were successfully negotiated with employees of the Michigan utility operation represented by two locals of the Steel Workers of America and two locals of the Utility Workers of America. Closer uniformity between the collective bargaining agreements was achieved, reducing the complexity of administering the agreements and providing needed flexibility for efficiency improvements that result in cost savings and improved customer service.

GAS SUPPLY AND REGULATION

For the past three years, our contract with TransCanada Gas Services, Inc. has allowed the Company to achieve lower gas costs compared to competitors in Michigan. During this time, TransCanada managed all of SEMCO's gas supply and transportation capacity on five pipelines and 14 Bcf of underground gas storage. The result was significant cost reduction. In fact, the program saved customers $70 million in their gas bills in 2000 and $112 million in 2001.

In the community of Battle Creek, "home rule" regulators approved a similar program through March 31, 2005, at a fixed commodity rate, thereby protecting consumers from costly market swings. In addition, a detailed study of the Battle Creek High Pressure Distribution System was completed in 2001. The study resulted in the completion of a "loop" project that increases gas storage deliverability to the city of Battle Creek by 165 percent, provides the ability for a second pipeline to supply gas to storage fields, and simplifies system configuration and operation for Operations and Gas Control. Significant cost savings will be realized as a result.



In other service areas of Michigan regulated by the state's Public Service Commission, customers will return to the traditional Gas Cost Recovery method on April 1, 2002. Under a new asset management agreement with BP Energy, market-driven gas cost increases were mitigated, although a commodity cost increase will be realized beginning April 1, 2002. Provisions for customers to choose a third-party supplier specify that under a phase-in plan, up to 100 percent of customers will be eligible for this option by 2004.

Several system supply challenges and opportunities were met in 2001. SEMCO ENERGY GAS COMPANY utilized new computer software to analyze certain system pressure irregularities in southeast Michigan. The potential to save up to $500,000 was realized by finding a low-cost solution to significantly raise required system pressures. Pipeline demand costs were reduced by approximately $1.2 million and a new transportation agreement was negotiated with another utility in the state for transportation service to a new

Colleen Starring (left) became involved with S.A.F.E. PLACE, the domestic violence and abuse shelter serving Calhoun County, Michigan, about three years ago when she was asked to serve on the board of directors. "I felt this was an area where I would like to offer guidance and support because many of these women feel helpless," she said.

Colleen, shown here with Victoria Reese, (right) Executive Director of the shelter, helped SEMCO ENERGY become a sponsor of a reception held for the members of the Great Russian Moscow Ballet company, which gave a benefit performance that raised more than $12,000 for the shelter.



gate station in the area. In addition to implementing a new SCADA System, methods for tracking and collecting the arrears of gas transportation customers were improved.

In Alaska, ENSTAR's gas supply is purchased under long-term contracts with Marathon Oil Company, Chevron, Phillips Alaska and the Municipality of Anchorage and indexed to changes in the price of crude oil or a base price, subject to adjustment based on a percentage of the change in certain inflation measures. In June and November of 2000 ENSTAR signed two new gas supply contracts that provide for a portion of the company's requirements through 2016. Both have been approved by the Regulatory Commission of Alaska (RCA). Deliveries under these contracts are scheduled to begin in 2002 and 2004, respectively. ENSTAR's weighted average delivered cost of gas in 2001 was $2.36/Mcf. Gas supply costs are passed through to customers and ENSTAR has no take-or-pay liabilities.

During 2001, the RCA conducted a review of ENSTAR's rates resulting in a December hearing on ENSTAR's revenue requirement. An order is expected during the first quarter of 2002. Rate design and related issues will be addressed by the RCA in 2002.



Our Gas Distribution business is well positioned organizationally and competitively to prosper. We expect to continue to achieve an above-average customer growth rate in the foreseeable future. We also recognize that the key to success is to find new sources of revenue and to hold the line on costs. More than ever, we are focused on translating this imperative into action.

COMBINED GAS DISTRIBUTION CUSTOMERS AT YEAR END
(IN THOUSANDS)



348
357
367
375
400
350
300
250
200
150
100
50
98
99
00
01

GAS DISTRIBUTION PROPERTY ADDITIONS (IN THOUSANDS)



23,029
22,761
47,466
34,074
$50,000
$40,000
$30,000
$20,000
$10,000
98
99
00
01

CONSTRUCTION SERVICES

During the mid- to late-1990's, consolidation of the natural gas industry created a need for larger construction contractors with experienced and trained personnel. Our strategy sought to acquire and aggregate pipeline engineering and construction businesses. NATCOMM, our Engineering and Construction business, then headquartered in Houston, sought to establish a strong presence in a key hub of industry activity. However, the overhead costs associated with that strategy proved to be excessive. After a strategic review, the decision to exit the engineering business and certain regions of the construction business was implemented in the fourth quarter of 2001.


560

The Construction services business reported an operating loss of $1.4 million in 2001 compared to operating income of $3.7 million in 2000. Operating results for 2001 include restructuring charges of $3.1 million. Inclement weather in the Midwest and other events delayed scheduled projects and reduced profitability. A slowing economy in the second half of 2001 also affected results. SEMCO ENERGY entered the engineering and construction business beginning in 1997 as a complement to its existing Gas Distribution business. Regional operations were acquired with a goal of reaching critical mass and gaining a competitive advantage. A sustainable advantage was found to exist only in the Construction segment. Despite offering an array of high-quality, low-cost services, leveraging the capacity to finance larger projects and lowering administrative costs, SEMCO was able to achieve only mixed results.

NATCOMM's new goal is to grow by capturing more business from existing and new customers and by maximizing the profitability of its product offerings, including directional drilling, and telecommunications construction services. Other key drivers for revenue growth and cost savings are automating the bid process, an efficient equipment replacement program and consolidation of accounting functions. NATCOMM expects to be a competitive player in the pipeline construction industry, growing revenue by 5 percent annually.

Our Construction Services business has a skilled and experienced management team and a field workforce that is extremely capable in constructing underground gas pipelines and facilities for gas distribution companies. As an example of the broad array of services offered this past year, NATCOMM continued modifying several compressor stations for a major interstate pipeline company throughout the Southeast. Work consisting of modifications to several facilities is scheduled well into 2002.



Our Midwest division, which spans a wide geographical area, completed extensive main and service installations in Illinois, Nebraska, Kansas and South Dakota for many natural gas utilities. We currently provide construction services to gas utilities in Michigan, Indiana, Wisconsin, Missouri, New Jersey, Tennessee, Georgia, Florida, Louisiana, Texas, Iowa, Illinois, South Dakota and Kansas. NATCOMM operations offices, formerly in Houston, now are located in Comstock Park, Michigan, near Grand Rapids.

This geographic breadth and other capabilities, including sophisticated underground directional drilling, can easily be applied to the installation of pipelines and cable in many regions for a variety of industries. Gas utilities and interstate pipelines continue to demonstrate preferences for larger contractors with the experience and trained personnel to handle larger or more complex projects, stronger financing capabilities and a lower price given their economies of scale. The trend is to outsource in-house work due to downsizing or lack of skilled personnel. Combined with growing demand in the natural gas, telecommunications and other industries for underground facilities, this bodes well for the future of NATCOMM.

LIVING: BART STAFFORD – SEMCO ENERGY GAS COMPANY METER READER – CENTRAL DIVISION



Bart Stafford knows what it's like to need help with personal problems. He found help through the Veteran's Administration Hospital when he was in need. Now the SEMCO ENERGY veteran is thankful for the opportunity to return the favor. After work he is a volunteer counselor in the substance abuse unit at the VA hospital. "I'm glad for the chance to help others the way I was helped when I needed it," he says. "I know how important it is to have someone just listen to you and understand when you're struggling to get your life back on track. The VA offered counseling when I needed it. I'm glad to be able to return the favor for someone else."

PROPANE, PIPELINES AND STORAGE

By investing in non-regulated, energy-related businesses that take advantage of large quantities of gas moving through the Great Lakes area, we plan to create value for shareholders by providing the natural gas commodity and services to utilities and other customers in Michigan and the U.S. Consistent with our redirected business strategy, we will use our understanding of end-user markets and other core expertise to expand profitable investment opportunities. For 2001, the Propane, Pipelines & Storage business reported $7.4 million of operating revenues and $1.9 million of operating income.



Hotflame Gas, Inc., in the Upper Peninsula of Michigan, sells more than four million gallons of propane in a normal weather year. The Michigan retail market consumes approximately 700 million gallons of propane annually. Although frequently more expensive than natural gas in urban areas, propane is the fuel of choice in rural areas where natural gas pipelines do not exist or are not economical to build. Currently, the propane business requires considerable scale of operations to extract product supply and operating cost advantages to compete effectively. We have adapted by eliminating unprofitable services and selectively cutting costs. In 2001, we assessed the strategic fit of the propane operations within our portfolio of businesses and retained the unit.

The Pipelines & Storage business consists of three natural gas transmission pipelines (Greenwood Pipeline, Eaton Rapids Pipeline and Litchfield Lateral) and the Eaton Rapids Gas Storage System, all of which are located in Michigan. The Company has either full or partial ownership interests in these operations.

The Greenwood Pipeline is a 100 percent owned 18.5-mile, 18-inch diameter intrastate pipeline connecting an interstate pipeline with the Detroit Edison Greenwood Power Generation Plant. The pipeline provides natural gas transportation services to the Greenwood Power Plant and to SEMCO GAS' Port Huron service area. Construction of the pipeline was completed in 1991 and upgraded in 1999. The 1999 upgrades allow us to serve additional electrical peak load generation units at the Greenwood site.

The Eaton Rapids Pipeline is a 100 percent owned 37-mile, 6-inch diameter line that connects Albion and Battle Creek, Michigan, with the Eaton Rapids Gas Storage System. The original 30-mile line was purchased in 1986. The 7-mile pipeline extension to the Eaton Rapids Gas Storage System was completed in 1990.

SEMCO ENERGY VENTURES, a wholly-owned subsidiary, owns a 33 percent interest in and has a long-term lease agreement with ANR Pipeline for use of SEMCO's interest in the Litchfield Lateral



pipeline. The Litchfield Lateral is a 31-mile, 12-inch diameter natural gas pipeline connecting the Eaton Rapids Gas Storage System with ANR Pipeline Company's natural gas transmission system.

Customers of Eaton Rapids Gas Storage System use the Litchfield Lateral to move gas directly between the storage field and ANR Pipeline to facilitate summer injections and ANR deliveries of winter withdrawals.

The Eaton Rapids Gas Storage System is a 50 percent owned gas storage field near Eaton Rapids, Michigan, that was converted from depleted gas wells by ANR Pipeline and SEMCO ENERGY Gas Storage Company, who are equal owners of the operation. The Eaton Rapids Gas Storage System has a working capacity of 12.8 Bcf of natural gas.

SEMCO ENERGY GAS COMPANY leases a portion of the capacity of the Eaton Rapids storage field. Through intrastate pipelines, this facility can be used to augment daily interstate pipeline deliveries of gas that supply areas in our Lower Peninsula service territory.

LIVING: ENSTAR EMPLOYEES - ANCHORAGE, ALASKA: HELPING TURN DREAMS INTO REALITY



Home ownership recently became a dream realized for this family and five others in the Anchorage, Alaska, area thanks to the efforts of ENSTAR Natural Gas Company and its employees working in conjunction with the local Habitat For Humanity program. Habitat builds low-interest rate homes for low-income families who cannot afford conventional home financing. ENSTAR donated the gas mains and service lines for five Habitat homes built in Anchorage and one on the Kenai Peninsula. In addition, ENSTAR employees volunteered their time to swing hammers, push wheelbarrows and to do other chores that made the dream homes a reality. "ENSTAR feels it is important to support Habitat for Humanity because the organization is so responsive to the needs of low-income families in our community," said ENSTAR President Tony Izzo. " These homes really have a positive impact on the communities where they are built. It's a win-win situation for everybody involved – ENSTAR, the families and the communities."

INFORMATION TECHNOLOGY SERVICES

Aretech extends our Information Technology infrastructure and technical expertise in the IBM AS 400 and other midrange computer platforms to non-affiliated customers and new markets. For many companies, managing numerous, complex Information Technology (IT) projects internally can drastically reduce focus on the strategic aspects of their business. Management attention, resources and staff time could be better spent maximizing revenues, quality and profitability. Thus, many have taken, or are taking, steps to outsource IT functions to IT partners.



We have harnessed the entrepreneurial expertise of our IT management team and the commitment of our IT staff professionals into high-quality service and a state-of-the-art technology center. Our mission is to provide commercial-quality services to meet SEMCO ENERGY's technology goals, not only in our utility operations in Michigan and Alaska, but also for NATCOMM construction operations in various states.

By leveraging the technology infrastructure needed for affiliated customers to a market desirous of outsourcing IT functions, Aretech has transformed the IT function into a Profit Center and provides another element of SEMCO's growth. Annual sales of mid-range AS 400 computers exceed 70,000 units. The versatile platform is capable of supporting 30,000 applications, making it the choice of 95 percent of Fortune 500 companies. More than 650,000 AS 400 computers are in use worldwide; and there are more than 35,000 installed in the Midwest, with more than 8,000 in Michigan. The trend for outsourcing large, mainframe computing services, which created a $100 billion market, now is moving to include mid-range computers. This new trend is accelerating as a result of the scarcity of technical personnel and increased demand for technical services. Our advantage is implementing IT solutions through an internal staff possessing 225 years of experience with IBM's AS400 mid-range computer systems, as well as a depth of experience in other mid-range platforms in markets where there is a growing demand for services.

Aretech's business strategy is focused on IT infrastructure outsourcing services, business-to-consumer and business-to-business Internet commerce.



Elaine Tycocki knows from her own experiences in the halls of Michigan's Legislative and Executive branches that appearances do count. It's one of the reasons she volunteers with First Impressions Clothes Closet. The program accepts donations of high quality clothing items and uses that clothing to help women who are restarting their lives to create professional ensembles to wear on job and college admissions interviews.

"Self-confidence is a stumbling block for many of the women who are referred to First Impressions. By helping to give them a more positive image we help them to be more self assured. And very often, that boost in self confidence can make a tremendous difference," Tycocki explains.

Target markets include automotive component suppliers located primarily in the Midwest, municipalities, utilities, construction services, engineering services companies and other organizations. In providing IT outsourcing, Aretech lowers customers' IT costs, significantly improves service, and introduces significant technological improvements at reasonable cost. IT outsourcing services include: platform operations, application operations, applications management, network management, and desk top services for personal computers, client/server, LAN and WAN networks.

Aretech houses and operates AS400 computer systems for auto industry parts suppliers Metaldyne and Davis Industries, among others, allowing both companies to interact seamlessly with the world's original equipment manufacturers they serve. Aretech has a third-party "Application Hosting Agreement" with J.D. Edwards for the utility industry throughout the U.S. and for auto suppliers in the central and mid-Atlantic region. Aretech is one of very few ASP organizations that meet stringent operational and organizational requirements to be a J.D. Edwards Business Partner. Aretech offers the full suite of J.D. Edwards Enterprise Resource Planning (ERP) products and capabilities to organizations that cannot afford the large investment required to own and operate an in-house ERP system. Aretech hosts the ERP system, and customers acquire only the software applications they need.



In offering Internet Service Provider (ISP) services, Aretech has a large potential consumer base of natural gas customers, a well developed brand name in SEMCO ENERGY and ENSTAR and an existing state-of-the-art IT infrastructure. The more than 374,000 natural gas customers who already know and rely on SEMCO and ENSTAR are the growth engine for the ISP business.

Companies are finding that the Internet is a tool to interact with customers. The Internet also provides a standard, reasonably reliable and secure universal communications system with which companies can transact business. On-line bill presentation and payment has been introduced to 262,000 customers of SEMCO ENERGY's Michigan utility division and over 4,000 customers are enrolled to pay monthly utility bills using the service. Many Internet service subscribers who also are our customers will take advantage of on-line bill payment.

Aretech's strategy is to capitalize on the accelerating outsourcing trend for IT services and the proven entrepreneurial record of Aretech's management. We envision this business reaching $30 million in revenues over the next five years from a current revenue base of close to $10 million.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current expectations, estimates and projections of SEMCO Energy, Inc. and its subsidiaries ("the "Company"). Statements that are not historical facts, including statements about the Company's outlook, beliefs, plans, goals, and expectations, are forward-looking statements. These statements are subject to potential risks and uncertainties and, therefore, actual results may differ materially. The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Factors that may impact forward-looking statements include, but are not limited to, the following: (i) the effects of weather and other natural phenomena; (ii) the economic climate and growth in the geographical areas where the Company does business; (iii) the capital intensive nature of the Company's business; (iv) increased competition within the energy industry as well as from alternative forms of energy; (v) the timing and extent of changes in commodity prices for natural gas and propane; (vi) the effects of changes in governmental and regulatory policies, including income taxes, environmental compliance and authorized rates; (vii) the Company's ability to bid on and win construction contracts; (viii) the impact of energy prices on the amount of projects and business available to the Company's engineering services business and construction services business; (ix) the nature, availability and projected profitability of potential investments available to the Company; (x) the Company's ability to remain in compliance with its debt covenants and accomplish its financing objectives in a timely and cost-effective manner in light of changing conditions in the capital markets; (xi) the Company's ability to operate and integrate acquired businesses in accordance with its plans and (xii) the Company's ability to effectively execute its strategic plan.

RESULTS OF OPERATIONS

Redirection of business strategy. During the fourth quarter of 2001, the Company announced plans to redirect its business strategy. The plans include the restructuring of corporate, business unit and operational structures. This will include the integration of the Company's Alaska and Michigan gas distribution divisions. The plans include the closure of the Company's Houston-based engineering and construction headquarters and the related consolidation of administrative functions in Michigan. The redirection also involves the divestiture of the Company's engineering services business and certain regions of the Company's construction services business that are not likely to contribute to shareholder value in the foreseeable term. The Company, under its new strategy, will concentrate more on profitable growth within each line of business and less on acquisitions.

Results for 2001 include losses from discontinued operations and other unusual items. The Company had a consolidated net loss for 2001 of $6.4 million, or $0.35 per share. The net loss includes several unusual items, including losses associated with discontinued operations, restructuring charges, and asset impairments. Net income from continuing operations and before the unusual items, was $4.8 million, or $0.27 per share. All references to earnings or loss per share ("EPS") in Management's Discussion and Analysis are on a diluted basis. For information related to the calculation of diluted EPS, refer to Note 11 of the Notes to the Consolidated Financial Statements.

The net loss for 2001 includes losses of $6.1 million, or $0.34 per share, associated with the Company's plans to discontinue its engineering business. As discussed above, the Company's board of directors approved a plan to redirect the Company's business strategy, which includes the divestiture of the engineering services business. The planned divestiture is being accounted for as a discontinued operation and, accordingly, the operating results of this business and the estimated loss on its sale are segregated and reported as discontinued operations in the Consolidated Statements of Income. The loss from discontinued operations for 2001 includes a loss from operations of $1.1 million, net of income taxes, and an estimated loss from the sale, including a provision for losses during the phase-out period, of $5.0 million, net of income taxes. Prior year results have been restated to reflect the operating results from the engineering services business in discontinued operations.

In addition to the losses from discontinued operations, the Company's results for 2001 also include restructuring charges, asset impairments and certain other unusual items that reduced net income by $5.1 million, or $0.28 per share. The restructuring charges and asset impairments account for $4.0 million of the charges, net of income taxes, and include severance expense, costs associated with terminating leases, write-downs of certain construction operations and other related expenses associated with the redirection of the Company's business strategy. The other unusual items account for $1.1 million of the charges, net of income taxes, and include the write-off of certain assets and an increase in reserves for certain contingencies.

The restructuring charges and asset impairments ($6.1 million before income taxes) are reflected in operating expenses in the Company's Consolidated Statements of Income. The other unusual items are reflected in both operating expenses ($.9 million before income taxes) and non-operating expenses ($.6 million before income taxes). For business segment reporting, the operating income of the gas distribution business includes $1.1 million of the charges; the operating loss of the construction services business includes $3.3 million of the charges; and $2.6 million is reflected in the operating loss of the corporate and other business segment.

As discussed previously, the Company incurred a net loss during 2001 of $6.4 million (or $0.35 per share), which includes a number of unusual charges. Net income for 2000 and 1999 was $16.7 million (or $0.90 per share) and $17.7 million (or $1.00 per share), respectively. Warmer than normal weather has reduced net income during 2001, 2000 and 1999 by approximately $5.4 million (or $0.29 per share), $4.0 million (or $0.21 per share) and $3.6 million (or $0.21 per share), respectively.

The following table shows the Company's consolidated operating results, as well as the impact of warmer than normal weather and certain other unusual items, for the past three years. Net income, excluding the impact of the unusual items noted in the table below, would have been $10.2 million, $20.6 million and $20.9 million for 2001, 2000 and 1999, respectively. The business segment analyses and other discussions on the next several pages provide additional information regarding the differences in operating results when comparing 2001, 2000 and 1999.

Years ended December 31,	2001	2000	1999
(in thousands, except per share amounts)			
Operating revenues	$ 445,823	$ 410,325	$ 369,922
Restructuring and impairment charges	6,103	-	-
Other operating expenses	395,329	345,092	327,519
Operating income	$ 44,391	$ 65,233	$ 42,403
Other income and (deductions)	(29,449)	(32,077)	(16,750)
Income taxes	(6,578)	(11,554)	(7,631)
Income before dividends on trust preferred securities and discontinued operations	$ 8,364	$ 21,602	$ 18,022
Dividends on trust preferred securities, net of income tax	(8,603)	(5,004)	-
Net income (loss) from continuing operations	$ (239)	$ 16,598	$ 18,022
Income (loss) from discontinued operations, net of income tax	(6,122)	95	(363)
Net income (loss) available to common shareholders	$ (6,361)	$ 16,693	$ 17,659
Earnings per share ("EPS")			
Basic	$ (0.35)	$ 0.93	$ 1.00
Diluted	$ (0.35)	$ 0.90	$ 1.00
Average common shares outstanding			
Basic	18,106	17,999	17,697
Diluted	18,106	18,619	17,720
Impact on net income of the following:			
Warmer than normal weather	$ (5,350)	$ (3,995)	$ (3,640)
Income (loss) from Discontinued operations	(6,122)	95	(363)
Restructuring charges, impairments and other unusual items	(5,083)	-	-
Gain on divestiture of energy marketing business	-	-	729
Net income excluding the foregoing items	$ 10,194	$ 20,593	$ 20,933
EPS excluding the foregoing items			
Basic	$ 0.56	$ 1.14	$ 1.18
Diluted	$ 0.56	$ 1.11	$ 1.18

SUMMARY OF BUSINESS SEGMENTS

The Company operates four reportable business segments: (1) gas distribution; (2) construction services; (3) information technology services; and (4) propane, pipelines and storage. The latter three segments are sometimes referred to together as the "diversified businesses." Refer to Note 10 of the Notes to the Consolidated Financial Statements for further information regarding each business segment and a summary of financial information by business segment.

Each business segment is discussed separately on the following pages. The Company evaluates the performance of its business segments based on operating income. Operating income does not include income taxes, interest expense, discontinued operations, or other non-operating income and expense items. A review of the non-operating items follows the business segment discussions.

GAS DISTRIBUTION

The Company's gas distribution business segment consists of operations in Michigan and Alaska. ENSTAR, the Alaska-based operation, was acquired on November 1, 1999. The acquisition of ENSTAR was accounted for as a purchase and, therefore, the consolidated financial statements and the table below include the results of ENSTAR's operations since November 1, 1999. The Michigan gas distribution operation and ENSTAR are referred to together as the "Gas Distribution Business".

Warm weather during the past three years has had a significant impact on operating income. Weather was approximately 9%, 6% and 7% warmer than normal during 2001, 2000 and 1999, respectively. Under normal weather conditions, operating income during 2001, 2000 and 1999 would have been higher by approximately $8.4 million, $6.5 million and $5.3 million, respectively. The impact of weather on operating income during 2000 was greater than during 1999, despite colder weather in 2000. This is due to the increase in the number of customers as a result of the ENSTAR acquisition. A significant increase in the number of customers causes any variation from normal weather to have a more pronounced impact on operating results.

Years ended December 31,	2001	2000	1999
(dollars in thousands)			
Gas sales revenues	$ 295,397	$ 273,312	$ 191,169
Cost of gas sold	184,973	161,945	117,789
Gas sales margin	$ 110,424	$ 111,367	$ 73,380
Gas transportation revenue	25,888	30,783	22,369
Other operating revenue	3,080	3,756	3,293
Gross margin	$ 139,392	$ 145,906	$ 99,042
Restructuring charges	1,051	-	-
Other operating expenses	88,004	83,030	58,908
Operating income	$ 50,337	$ 62,876	$ 40,134
Weather-normalized operating income	$ 58,732	$ 69,366	$ 45,434
Volumes of gas sold (MMcf)	63,127	61,054	39,245
Volumes of gas transported (MMcf)	42,992	48,706	32,417
Number of customers at year end	374,938	367,157	357,378
Average number of customers			
Gas sales customers	364,442	353,168	258,406
Transportation and ATS customers	5,453	8,253	9,183
	369,895	361,421	267,589
Degree Days	7,038	7,293	6,650
Percent colder (warmer) than normal	(8.6)%	(5.9)%	(6.7)%

The amounts in the above table include intercompany transactions.

Gas Sales Margin. During 2001, gas sales margin decreased by $.9 million (or 1%) when compared to 2000. The decrease is due primarily to the impact of warmer weather and higher gas costs, offset partially by the addition of new customers and customers switching from the Company's aggregated transportation service program ("ATS") back to general gas sales service. Gas costs were higher in Michigan during 2001 primarily as a result of purchasing gas with higher thermal content than in 2000. The Company purchases its gas on a thermal basis, but must sell it to most customers on a volumetric basis. When the thermal content increases, the Company has to pay more for the gas but must still sell it based on volume. The increase in thermal content also causes a decrease in gas sales because gas with a higher thermal content burns more efficiently, which reduces customer consumption. During the last half of 2001, the thermal content of purchased gas returned to 2000 levels. Other factors contributing to the increase in gas costs in 2001 are the release of excess pipeline capacity in 2000, which reduced the Company's 2000 gas costs, and an increase in unaccounted-for gas.

The ATS program, which was effective April 1, 1998, provides all Michigan commercial and industrial customers the opportunity to purchase their gas from a third-party supplier, while allowing the Gas Distribution Business to continue charging the existing distribution fees and customer fees. Distribution and customer fees associated with customers who switch to third-party gas suppliers are recorded in gas transportation revenue rather than gas sales revenue, because the Company is acting only as a transporter for those customers. In 1998 and 1999, many customers participated in the ATS program. During 2000 and 2001, many of the customers, who had previously switched to the ATS program in 1998 and 1999, switched back to the Company's general gas sales service. These customers switched back primarily because the third-party marketers they were utilizing stopped participating in the ATS program due to significant increases and instability in the market price of natural gas.

During 2001, the Company's average number of gas sales customers increased by 11,271. Approximately 2,800 of the increase was caused by customers switching from the ATS program back to general gas sales service. The remaining increase of approximately 8,500 represents the average number of new gas sales customers added to the Company's distribution system in 2001.

In 2000, gas sales margin increased by $38.0 million (or 52%) when compared to 1999. The increase included approximately $28.6 million of gas sales margin from ENSTAR. As discussed previously, ENSTAR was acquired on November 1, 1999. Therefore, 1999 results include only 2 months of operations from ENSTAR. The remaining $9.4 million of the increase was attributable to the Michigan gas distribution operation and was due in part to an increase in sales margins earned on the sale of the gas commodity as a result of gas supply and storage arrangements with TransCanada Gas Services, Inc. ("TransCanada") and an increase in gas sales as a result of cooler weather compared to 1999. The increase was also due to gas sales margins from new customers and customers switching from the Company's ATS program back to general gas sales service.

The third-party gas supply and storage arrangements with TransCanada pertain to the Michigan gas distribution operation. During 2001, TransCanada sold its gas marketing business and assigned its supply and storage arrangements to BP Gas and Power ("BP") with the Company's consent. Under the terms of the agreements, TransCanada or BP provide a significant portion of the Company's natural gas requirements and manage the Company's natural gas supply and the supply aspects of transportation and storage operations in Michigan for the three-year period that began April 1, 1999. Also, effective April 1, 1999, and as authorized in a September 1998 Michigan Public Service Commission ("MPSC") order, the Michigan operation reduced and froze in its base rate a gas charge of $3.24 per thousand cubic feet ("Mcf") and suspended its gas cost recovery ("GCR") clause for a period of three years. TransCanada or BP supplies the gas and related services to the Company at a cost below the $3.24 per Mcf that the Company is authorized to charge its Michigan customers for gas. As a result of suspending the GCR clause and contractually fixing the cost of gas below the $3.24 charged to customers, the Michigan gas distribution operation retains the sales margin on the sale of gas, subject to a customer profit sharing mechanism also approved in the MPSC order. The sales margin is the amount by which the $3.24 charged to customers exceeds the Company's cost of gas purchased from TransCanada or BP. As discussed previously, the margin on the sale of gas during 2001 was lower because the gas purchased during 2001 had a higher thermal content than in prior years. Prior to the suspension of the GCR clause on April 1, 1999, gas sales margin was generated primarily from distribution and customer fees because the Michigan operation was not allowed to earn profits from the sale of the gas commodity.

Refer to the section titled "Outlook for Gas Distribution" for information regarding new gas supply arrangements effective in 2002, the approval of thermal rates and the extension of the fixed gas charge program for customers under the jurisdiction of the City Commission of Battle Creek, and the return to the GCR mechanism for customers under the jurisdiction of the MPSC.

During 2000, the Company's average number of gas sales customers increased by 94,762. Approximately 83,200 of the increase was a result of having ENSTAR's customers for the entire year while 1,770 of the increase was due to customers switching from the ATS program back to general gas sales service. The remaining increase of approximately 9,800 represented the average number of new gas sales customers added to the Company's distribution system in 2000.

Gas Transportation Revenue. In 2001, gas transportation revenue decreased by $4.9 million when compared to 2000. The decrease was primarily the result of customers switching from the ATS program back to the Company's general gas sales service and a decrease in standard transportation revenue. The decrease in standard transportation revenue was due to reduced consumption as a result of the softening economy and a few of the Company's industrial and large commercial customers in Michigan switching to alternative fuels earlier in 2001 due to high natural gas prices.

In 2000, gas transportation revenue increased by $8.4 million when compared to 1999. A full year of ENSTAR's transportation revenues resulted in an increase of $10.7 million. The increase generated by ENSTAR was partially offset by the impact of ATS customers switching from the ATS program back to the Company's general gas sales service. As discussed previously, the Company charges ATS customers the same distribution and customer fees that are charged to general gas sales service customers.

Other Operating Revenue. During 2001, other operating revenue decreased by $.7 million. The decrease was due to a reduction in ATS balancing fees as a result of ATS customers switching back to general gas sales service. Other operating revenue increased in 2000 by $.5 million when compared to 1999. The primary reason for the increase was a bonus received for completing on schedule the installation of a large-diameter transmission pipeline for a power plant under construction, offset partially by a reduction in ATS balancing fees for reasons described previously. The bonus in 2000 was a one-time item, but the Company was able to replace the bonus in 2001 with revenues from the power plant transmission pipeline.

Operating Expenses. During 2001, operating expenses of the Gas Distribution Business increased by $6.0 million (or 7%) when compared to 2000. A restructuring charge, most of which was made up of employee severance expense associated with workforce reductions, accounts for $1.1 million of the increase. The increase also includes a $.9 million increase in depreciation and amortization expense, a $1.2 million increase in general business tax expense and a $2.8 million increase in operation and maintenance expenses. Depreciation and amortization expense increased due primarily to additional property, plant and equipment placed in service.

The increase in general business tax expense was due primarily to property tax reductions recorded in 2000 and higher property taxes in 2001, because of additional property in service. The property tax reductions of $2.1 million in 2000 were based on pending appeals of prior years' (1997 – 1999) personal property tax assessments in Michigan ("prior year tax appeals") and new property valuation tables approved by the State of Michigan in 1999 ("new property tax tables"). The Company filed the appeals over the past several years, claiming that its Michigan utility property was over-assessed. The new property tax tables approved by the State of Michigan are consistent with the Company's claim regarding its utility property assessments, and thus significantly increase the likelihood of recovering the overpaid property taxes. See Note 13 of the Notes to the Consolidated Financial Statements for further information regarding the prior year tax appeals and recoverability of overpaid property taxes.

Operation and maintenance expenses increased in 2001, due primarily to increased employee-related costs such as health care costs, retiree medical costs and pension expense. There was also an increase in maintenance costs associated with underground storage facilities.

In 2000, operating expenses of the Gas Distribution Business increased by $24.1 million (or 41%) when compared to 1999. A full year of operations from ENSTAR increased operating expenses by $26.4 million. The offsetting $2.3 million decrease in operating expenses is attributable to the Michigan operation and includes a number of offsetting increases and decreases in expenses.

The decreases in expenses at the Michigan operation include approximately $1.5 million in reduced employee-related expenses, including reduced incentive compensation and reduced pension and retiree medical expenses. Pension and retiree medical expenses decreased due to better than expected historical experience, changes in actuarial assumptions between years and a settlement credit related to an early retirement program offered to employees in 2000. See Note 8 of the Notes to the Consolidated Financial Statements for more information related to pension and retiree medical costs. General business taxes for 2000 also decreased by approximately $2.0 million when compared to 1999. The decrease is due in part to a $2.1 million reduction in property taxes recorded in 2000, based on the prior year tax appeals and new property tax tables discussed previously. In addition, sales tax expense was lower due to refunds received during 2000. These decreases in general business taxes are offset partially by a $1.3 million reduction in property taxes recorded in 1999, based on the prior year tax appeals.

The above decreases were offset by an increase of approximately $1.0 million in depreciation and amortization expense for 2000 when compared to 1999. The increase was due primarily to additional property, plant and equipment placed in service.

Outlook for Gas Distribution. The Company's strategy for the Gas Distribution Business is to expand its distribution system through aggressive marketing to on-main and near-main potential customers. The Company will also seek ways to capitalize on other market opportunities, including new power generation projects. In 2001, the number of customers in Michigan and at ENSTAR increased by approximately 2.1%. By comparison, recent surveys by the American Gas Association indicate that the customer growth rate for the U.S. gas distribution industry has averaged approximately 1.8% annually during the last ten years. However, average annual gas usage per customer has been decreasing slightly because new homes and appliances are more energy efficient.

The Company has offered early retirement programs during the past few years to help reduce costs. The increased use of technology has also created operating efficiencies. In addition, the Gas Distribution Business eliminated its unprofitable Heating, Ventilation and Air Conditioning ("HVAC") department in 2001 and also eliminated other employee positions as part of the Company's restructuring plan. The Gas Distribution Business will continue its efforts to control or reduce operating expenses.

With the approval of profit incentive and sharing mechanisms by the MPSC in 1998, the Michigan operation is allowed to retain a portion of its earnings in excess of its authorized return, if any, and credit the remainder to customers. The profit incentive and sharing mechanism is effective for the calendar years 1999, 2000 and 2001. See Note 2 of the Notes to the Consolidated Financial Statements for details regarding the profit incentive and sharing mechanism. Based on results for 2000, the Company reduced its earnings by approximately $50,000 to reflect amounts to be credited to customers. The Company was not required to credit any amounts to its customers for 1999. Based on results for 2001, the Company does not expect that it will be required to credit any amounts to its customers.

In 1998, the MPSC also authorized the Company to, among other things, suspend its GCR clause and freeze for three years in its base rate a gas charge of $3.24 per Mcf. The GCR suspension and the fixed rate took effect in April 1999, and extend through March 2002. The Gas Distribution Business was able to offer this GCR suspension and rate freeze partly as a result of agreements reached with TransCanada. Under the agreements, TransCanada provides the Company's natural gas requirements and manages the Company's natural gas supply and the supply aspects of transportation and storage operations in Michigan for the same three-year period at a cost below the $3.24 charged to customers. As a result of the MPSC order and the TransCanada agreements, the Michigan gas distribution operation retains any sales margins achieved on the sale of gas during the period from April 1999 through March 2002, subject to the customer profit sharing mechanism discussed previously. The sales margin is the amount by which the $3.24 charged to customers exceeds the Company's cost of gas and related services purchased from TransCanada. As discussed previously, TransCanada sold its gas marketing business and assigned its supply and storage contracts to BP during 2001 with the Company's consent.

During 2001, the Company applied for and received approval from the City Commission of Battle Creek ("CCBC") to extend the GCR suspension period and the fixed gas charge program until March 31, 2005 for customers located in the City of Battle Creek, Michigan and surrounding communities. The fixed gas charge program protects these customers from increases in the market price of natural gas. During the three-year extension period, the Company will charge customers in the geographic areas subject to the regulatory jurisdiction of the CCBC ("CCBC customers") a fixed gas charge of $4.85 per dekatherm ("Dth"). The Company has also entered into new agreements with BP to provide the Company's natural gas requirements and manage the Company's natural gas supply and the supply aspects of transportation and storage operations for its CCBC customers. BP provides the natural gas and services to the Company at a cost below the $4.85 charged to CCBC customers. As a result of the new fixed gas charge and BP agreements, the Company will retain any sales margin achieved on the sale of natural gas to CCBC customers through March 2005. The margin is the amount by which the $4.85 charged to customers exceeds the Company's cost of gas purchased from BP.

The Company also received approval from the CCBC to start charging CCBC customers on a thermal basis rather than a volumetric basis. The Company buys all its natural gas by the dekatherm and now also sells it to these customers by the dekatherm. This will help reduce the Company's risk, which was discussed previously, to sudden increases in the thermal content of purchased natural gas and will protect CCBC customers when the thermal content of natural gas drops. The profit incentive and sharing mechanism discussed previously will remain in effect through March 2005 for CCBC customers.

The Company also filed an application with the MPSC in September 2001 to extend its fixed charge program until March 31, 2005 and increase the current fixed charge for customers in the geographic areas subject to the regulatory jurisdiction of the MPSC ("MPSC customers"). However, the Company was unable to reach an agreement with the MPSC and other interested parties on a fixed customer charge for natural gas for the three years of the proposed extended period. As a result, the Company withdrew its application. The Company will instead reinstate its GCR pricing mechanism when the current fixed gas charge program expires on March 31, 2002. Under the GCR mechanism, the Company's MPSC customers will be charged an amount that allows the Company to recoup its cost of purchased natural gas. The MPSC has the authority to adjust the GCR factor based on the variability in natural gas prices. The MPSC suspended the Company's GCR clause in April 1999, when the current fixed gas charge program went into effect. When the GCR mechanism goes back into effect in April 2002 for MPSC customers, the Company will no longer be allowed to retain any sales margin on the sale of natural gas to these customers. The Company anticipates that this loss of sales margin will reduce 2002 net income by $.9 million when compared to 2001.

The Company also entered into new agreements with BP to supply natural gas for the Company's MPSC customers through March 31, 2005. Refer to Note 2 of the Notes to the Consolidated Financial Statements for more information regarding the GCR mechanism and the BP gas supply arrangements.

Beginning in 2002, the profit incentive and sharing mechanism discussed previously will no longer be in effect for MPSC customers. Instead, the profit incentive and sharing mechanism in effect for the calendar year 1998 will be reinstated for 2002. Refer to Note 2 of the Notes to the Consolidated Financial Statements for further information. The Company is evaluating its revenue requirments to determine if there is a need to file a general rate case with the MPSC in 2002.

Hearings and a proceeding before the Regulatory Commission of Alaska ("RCA") were held in December 2001 to review and determine if ENSTAR's rates are just and reasonable. The Company expects to receive a final order for ENSTAR during the first quarter of 2002. The Company believes that ENSTAR's rates are just and reasonable, but cannot predict the outcome of the proceeding. See Note 2 of the Notes to the Consolidated Financial Statements for additional information regarding various RCA orders and rate matters.

The Michigan gas distribution operation competes with suppliers of alternative energy sources such as coal and #6 and #2 fuel oil to meet the energy requirements of its industrial customers. Natural gas has typically been less expensive than these alternative energy sources. However, during a short period of time in late 2000 and early 2001, natural gas prices increased significantly, making some of these alternative energy sources more economical than natural gas. During this period, a few of the Company's large Michigan industrial customers switched to alternative energy sources. This competition did not have a material impact on the financial results of the Company in 2001. Prior to 2000, the market price of natural gas had been fairly stable.

However, the Company cannot predict the future stability of natural gas prices. To lessen the possibility of fuel switching by industrial customers, the Company offers flexible contract terms and additional services, such as gas storage and balancing, in addition to a more environmentally friendly fuel. ENSTAR supplies natural gas in its service territory at prices that currently preclude substitution of alternative energy sources. At present, the residential energy cost of natural gas in Alaska is less than half the cost of fuel oil, the next most economical energy choice.

General economic conditions also have an impact on the volume of gas sold or transported to the Company's commercial and industrial customers. During economic downturns, these customers may see a decrease in demand for their product, which in turn may lead to a decrease in the amount of natural gas they require for production. However, under normal weather conditions, the Gas Distribution Business generates approximately 68 percent of its gas sales revenues from residential customers who use natural gas for heating purposes, which is generally not impacted materially by downturns in the economy. Temperatures, however, do have an impact on the amount of gas sold for heating purposes.

Consistent with other gas distribution utilities, there is a potential risk that industrial and electric generating plants on the Company's gas distribution system, and also located in close proximity to interstate natural gas pipelines, will bypass the Company and connect directly to such pipelines. However, management is currently unaware of any significant bypass efforts by the Company's customers. The Company has addressed and would continue to address any such efforts by offering special services and rate arrangements designed to retain these customers on the Company's system.

For information on environmental matters, regulatory matters and the application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," refer to Notes 2 and 13 of the Notes to the Consolidated Financial Statements.

CONSTRUCTION SERVICES

The Company's construction services segment ("Construction Services") does business in the midwestern, southern and southeastern areas of the United States. The businesses that make up Construction Services have all been acquired since mid-1997 and each acquisition has been accounted for using the purchase method of accounting. As a result, Construction Services' operating results for 2001, 2000 and 1999 include the results of each of the acquired businesses for the periods subsequent to their acquisition dates.

Company	Acquisition Date
Sub-Surface Construction Co. ("Sub-Surface")	August 1997
K&B Construction, Inc. ("K&B")	February 1999
Iowa Pipeline Associates, Inc. ("Iowa")	April 1999
Flint Construction Co. ("Flint")	September 1999
Long's Underground Technologies, Inc. ("Long")	September 1999
KLP Construction Co. ("KLP")	May 2000

Refer to Note 3 of the Notes to the Consolidated Financial Statements for information regarding the amount paid for acquisitions during the last three years.

Construction Services generates the majority of its sales revenue from the installation of underground natural gas mains and service lines. The Company also provides underground construction services to other industries such as telecommunications and water supply. Underground construction businesses are seasonal in nature. As a result, Construction Services generally incurs operating losses during the winter and spring months when underground construction is inhibited, and generates the majority of its operating revenue and operating income during the summer and fall months.

December 31,		**2001**		2000		1999
(in thousands)						
Operating revenues	**$**	**126,205**	$	105,231	$	58,272
Restructuring and impairment charges		**3,098**		-		-
Other operating expenses		**124,481**		101,555		55,661
Operating income (loss)	**$**	**(1,374)**	$	3,676	$	2,611
Feet of pipe installed		**7,320**		7,969		6,208

The amounts in the above table include intercompany transactions.

Operating Revenues. Construction Services' operating revenues increased to $126.2 million during 2001, a $21.0 million (or 20%) increase over 2000. The increase during 2001 was due primarily to a large multi-year construction project in the southeastern region of the United States as well as increased construction revenue in other regions of the country. Construction Services' operating revenues increased to $105.2 million during 2000, a $47.0 million (or 81%) increase over 1999. The increase during 2000 was due primarily to a full year of revenues from Iowa, Flint and Long and an increase in construction projects.

Operating Income. Construction Services had an operating loss of $1.4 million for 2001. Excluding restructuring charges, asset impairments and other unusual charges of $3.3 million, operating income was $1.9 million in 2001, compared to $3.7 million in 2000 and $2.6 million in 1999. The restructuring and impairment charges and other unusual items include the write-down of goodwill and fixed assets of certain construction operations, severance expense and other related charges. In addition to the unusual charges, the items contributing to the decrease in operating results in 2001, a large portion of which occurred in the fourth quarter, include the mix of available work and the softening economy. The softening economy has reduced new housing starts which has caused a decrease in the number of new gas service lines installed by the Company's construction services business. The Company also believes that the softening economy has caused many customers to delay certain construction projects until 2002, which has changed the mix of work available to Construction Services. The mix of work has included more lower margin work at certain business units. The factors causing the decrease in 2001 operating income were offset partially by profits on the large, multi-year construction project in the southeastern region of the United States.

The $1.1 million increase in operating income in 2000, when compared to 1999, was due primarily to a full year of operating results from Iowa, Flint and Long, offset partially by additional operating costs incurred on various construction projects as a result of some project delays, increased fuel costs and other factors.

Outlook for Construction Services. Management believes there are opportunities for growth in the pipeline construction industry. Management views the industry as large but highly fragmented and believes that customer preference is shifting from smaller construction companies to larger contractors. Management also believes there is a trend in the utility industry towards outsourcing services such as those provided by Construction Services, and management's goal is to position Construction Services to take advantage of this trend.

Construction Services competes with small- and medium-size regional underground facilities contractors who provide similar services and utilize comparable equipment and installation techniques. There is also competition from in-house construction operations of existing or prospective customers. New federal regulations in the United States require a minimum level of operator qualifications for individuals performing certain tasks on pipelines. The Company believes that the costs and training required for compliance with these new regulations may force some of Construction Services' smaller competitors to abandon certain pipeline work.

General economic conditions also have an impact on the amount or type of work available for Construction Services. During economic downturns, new housing starts often decline, which leads to a decrease in new gas service line installations. Customers may also reduce amounts typically spent for non-essential construction projects, which also leads to a decrease in work available to Construction Services.

As discussed previously, the Company is redirecting its business strategy. Under this redirected strategy, the Company's goal for Construction Services is to expand its market share by focusing on profitable growth of its existing construction businesses, with less emphasis on acquisitions. This change in focus is intended to redirect resources to help maximize the profitability of existing product offerings. As part of its strategic redirection, the Company plans to divest itself of certain regional construction operations that are not profitable. The Company also intends to consolidate certain regions of its construction services operations. For additional information on the Company's redirected business strategy, refer to Note 14 of the Notes to Consolidated Financial Statements.

INFORMATION TECHNOLOGY SERVICES

This is the first year that the Company is reporting its information technology ("IT") services business as a separate business segment. This business, under the Aretech Information Services name ("Aretech"), began operations in April of 2000 and provides IT infrastructure outsourcing services, and other IT services with a focus on mid-range computers, particularly the IBM AS-400 platform.

Operating Revenues. Operating revenues were $10.3 million in 2001, compared to $5.2 million in 2000. Of these amounts $9.3 million and $5.0 million for 2001 and 2000, respectively, represent sales to affiliates. The increase in revenues in 2001, when compared to 2000, was due primarily to providing IT services for all affiliates of the Company and the addition of non-affiliate customers. During the first several months of its operation in 2000, the IT services business was primarily providing services to the Michigan gas distribution operation and the Company's corporate office. Non-affiliate operating revenues were $1.0 million in 2001 and $.2 million in 2000.

December 31, *(in thousands)*	**2001**	2000	1999
Operating revenues	$ **10,275**	$ 5,184	$ -
Restructuring charges	**20**	-	-
Other operating expenses	**9,824**	4,703	-
Operating income	$ **431**	$ 481	$ -

This business began operations in April of 2000

The amounts in the above table include intercompany transactions.

Operating Income. Operating income for the IT business was $.4 million and $.5 million for 2001 and 2000, respectively. During 2000, the IT business performed more special project services, which typically is higher margin work.

Outlook for IT Services. The Company believes there is a growing trend by small to mid-sized companies to outsource certain information technology functions. The Company believes the trend towards outsourcing large mainframe computing services is now moving to include mid-range computers. The Company's goal is to capitalize on its internal expertise in this area and position this business to take advantage of these trends. Aretech's business strategy is focused on IT infrastructure outsourcing services and business-to-consumer and business-to-business Internet commerce.

Aretech competes with businesses that range from small local firms to large international companies, as well as the in-house IT departments of potential customers. Aretech is an early provider in the mid-range computer outsourcing market and, as the market expands, it is likely that new competition will arise from other firms that possess the necessary technical skills.

PROPANE, PIPELINES AND STORAGE

The Company's natural gas pipeline and storage operations consist of several transmission pipelines and an ownership interest in a gas storage facility, all of which are located in Michigan. The Company also owns a propane distribution business ("Hotflame"), which sells more than 4 million gallons of propane to retail customers in Michigan's upper peninsula and northeast Wisconsin.

Operating Revenues. Operating revenues were $7.4 million in 2001, compared to $6.9 million in 2000 and $6.3 million in 1999. The increase in revenues in 2001, when compared to 2000, was due primarily to higher propane distribution revenues resulting from an increase in the market price of propane. The increase in revenues in 2000, compared to 1999, was due primarily to higher propane distribution revenues, offset partially by slightly lower pipeline revenues. Pipeline revenues decreased in 2000 due to the absence of revenues from a pipeline that was sold in mid-1999.

December 31,	2001	2000	1999
(in thousands)			
Operating revenues	$ 7,443	$ 6,949	$ 6,284
Operating expenses	5,572	5,419	3,943
Operating income	$ 1,871	$ 1,530	$ 2,341

Operating Income. The Company's Propane, Pipelines and Storage segment had operating income during 2001, 2000 and 1999 of $1.9 million, $1.5 million and $2.3 million, respectively. The increase during 2001, when compared to 2000 was due primarily to lower operating expenses and higher propane margins, offset partially by the impact of warmer weather. The decrease during 2000, when compared to 1999, was caused primarily by higher propane costs, which reduced propane margins, and the absence of operating income from the pipeline that was sold in mid-1999. In addition, Hotflame's profit margins were slightly lower in 2000 as a result of customer price reductions caused by increased competition in the propane industry.

Weather in Hotflame's market area was warmer than normal in 2001, 2000 and 1999. Operating income on a weather-normalized basis would have been higher by approximately $.1 million during 2001 and 2000, respectively, and $.3 million during 1999. The impact of weather on the operating income of the Propane, Pipelines and Storage segment relates entirely to the propane business.

Outlook for Propane, Pipeline and Storage. Management believes that the gas pipeline and storage operations could experience opportunities for growth with the increased deregulation of gas markets. As gas markets expand or are deregulated, management believes that the quantity of gas moving through the Great Lakes Region will increase, which could create additional pipeline and storage opportunities.

The Company's propane business competes with other regional propane providers and with other energy sources such as natural gas, fuel oil and electricity. The propane business has become increasingly competitive and less profitable. The Company will continue to assess the strategic fit of this business over the coming years.

OTHER INCOME AND DEDUCTIONS

Years ended December 31,	2001	2000	1999
(in thousands)			
Interest expense	$ (31,784)	$ (34,905)	$ (20,490)
Divestiture of energy marketing business	-	-	1,122
Other income	2,335	2,828	2,618
Total other income (deductions)	$ (29,449)	$ (32,077)	$ (16,750)

Interest Expense. Interest expense decreased by $3.1 million (or 8.9%) in 2001 when compared to 2000. The decrease is due primarily to lower debt levels as a result of refinancing the $290 million short-term bridge loan, which was utilized to finance the November 1, 1999 acquisition of ENSTAR, with various securities offerings during the second and third quarters of 2000. Therefore, the bridge loan was outstanding during the first half of 2000, while during the last half of 2000 and all of 2001, the Company had long-term debt and trust preferred securities outstanding. As a result, interest expense was less in 2001 primarily because the dividends on the trust preferred securities are reported separately from interest expense. Lower short-term interest rates during 2001 also contributed to the overall decrease in interest expense. However, these factors were partially offset by $2.1 million of non-recurring income from terminated interest rate swaps, reflected in 2000 interest expense, and interest on additional debt incurred in 2001 to finance the Company's capital expenditure programs.

The Company's 2000 interest expense increased $14.4 million (or 70%) when compared to 1999. The increase was due primarily to increases in debt levels to finance the Company's capital expenditure and business acquisition programs and for general corporate purposes. The increases during 2000 were offset partially by $2.1 million of income recognized on interest rate swaps terminated in 2000. The most significant increase in debt levels occurred on November 1, 1999, when the Company incurred the bridge loan discussed above. The bridge loan was repaid during 2000 with the proceeds of several securities offerings and borrowings from the Company's bank lines of credit, which are discussed in Note 5 of the Notes to the Consolidated Financial Statements.

Divestiture of Energy Marketing Business. The Company sold the subsidiary comprising its energy marketing business effective March 31, 1999. The divestiture resulted in a gain of $1.1 million ($.7 million after-tax).

Other Income. In 2001, other income decreased by $.5 million when compared to 2000. The decrease was due primarily to the write-off of certain assets in 2001 and gains on property sales in 2000. These factors were partially offset by an increase in allowance for funds used during construction ("AFUDC") and an increase in interest income. The increase in interest income was the result of interest received on a supplier refund in 2001.

During 2000, other income increased by $.2 million, when compared to 1999. The increase was due primarily to an increase in AFUDC associated with two construction projects, an increase in equity income from an investment in a gas storage partnership and gains on property sales. These increases were offset partially by the absence in 2000 of life insurance proceeds received in 1999 upon the death of a retired Company executive.

INCOME TAXES

Income taxes for 2001, 2000 and 1999 were $6.6 million, $11.6 million and $7.6 million, respectively. The change in income taxes, when comparing one year to another, is due primarily to changes in income before income taxes and dividends on trust preferred securities, and any adjustments necessary for compliance with tax laws and regulations.

DIVIDENDS ON TRUST PREFERRED SECURITIES

The Company issued trust preferred securities and FELINE PRIDES during the second quarter of 2000. These securities are described in Note 5 of the Notes to the Consolidated Financial Statements. Dividends on these securities, net of income tax, were $8.6 million during 2001 and $5.0 million in 2000. The $3.6 million increase in dividends in 2001, when compared to 2000, was the result of a full year of dividends during 2001, in comparison to a half year of dividends during 2000.

DISCONTINUED OPERATIONS

In December 2001, the Company's Board of Directors approved a plan to redirect the Company's business strategy, which, as discussed previously, includes the divestiture of its engineering services business. The planned divestiture is being accounted for as a discontinued operation and, accordingly, the operating results and the estimated loss on the disposal of this business are segregated and reported as discontinued operations in the Consolidated Statements of Income, with prior years restated. For additional information, including a component breakdown of operating results reflected in discontinued operations, refer to Note 14 of the Notes to Consolidated Financial Statements.

LIQUITY AND CAPITAL RESOURCES

Cash Flows From Investing. The Company's single largest use of cash is capital investments. The following table identifies investments for the past three years:

Years ended December 31,	**2001**	2000	1999
(in thousands)			
Capital investments			
Property additions - gas distribution	$ **34,074**	$ 47,466	$ 22,761
Property additions - diversified businesses and other	**21,370**	19,170	12,258
Business acquistions (a)	-	1,784	305,142
	$ **55,444**	$ 68,420	$ 340,161

(a) Includes the net amounts paid for business acquisitions, including non-cash amounts such as deferred payments and value, at the time of issuance, of Company stock issued as part of the acquisitions.

Property additions for the Gas Distribution Business represent primarily gas service lines for new customers and, to a lesser extent, gas main and service line replacements. However, during 2001 and 2000 the Michigan gas distribution operation incurred approximately $1.1 million and $7.9 million, respectively, to construct a large diameter transmission pipeline to supply a power generation plant. In addition, the Company invested approximately $5.9 million, $11.9 million and $2.4 million in technology in 2001, 2000 and 1999, respectively. This technology consists of automated meter reading, measurement systems and other computer system and infrastructure improvements that have increased customer service and administrative and operational efficiency. Business acquisitions were approximately $1.8 million and $305.1 million in 2000 and 1999, respectively. Business acquisitions for 1999 include the acquisition of ENSTAR for approximately $290 million. There were no acquisitions in 2001.

In 2002, the Company plans to spend approximately $40 million on property additions. This is significantly less than the $55 million the Company spent in 2001 for property additions. The anticipated decrease for 2002 is largely the result of reducing capital expenditures for construction equipment and the completion in 2001 of a number of large technology projects.

Cash Flows from Operations. The Company's net cash provided from operating activities totaled $36.7 million in 2001, $49.0 million in 2000 and $41.2 million in 1999. The change in operating cash flows is influenced significantly by changes in the level and cost of gas in underground storage, changes in accounts receivable and accrued revenue and other working capital changes. The changes in these accounts are largely the result of how the Company manages the timing of cash receipts and payments.

The Company uses significant amounts of short-term borrowings to finance natural gas purchases for storage during the non-heating season. The Company owns and leases natural gas storage facilities in Michigan, with available capacity approximating 35% of the Company's average annual Michigan gas sales. Generally, gas is stored during the months of April through October and withdrawn for sale from November through March.

Cash Flows from Financing. The Company received net cash from financing activities of $19.3 million, $13.6 million and $287.4 million in 2001, 2000 and 1999, respectively.

Years ended December 31, *(in thousands)*	**2001**	2000	1999
Cash provided by financing activities			
Issuance of common stock, net of repurchases	**$ 2,436**	$ 865	$ 3,726
Issuance of trust preferred securities	-	134,885	-
Issuance of long-term debt, net of redemptions	**58,286**	136,569	-
Net cash change in notes payable	**(26,185)**	(243,708)	302,347
Redemption of preferred stock	-	-	(3,281)
Payment of dividends	**(15,193)**	(15,033)	(15,442)
	$ 19,344	$ 13,578	$ 287,350

The Company's net funds borrowed (paid) on notes payable were ($26.2 million), ($243.7 million) and $302.3 million in 2001, 2000 and 1999, respectively. On November 1, 1999, the Company financed the acquisition of ENSTAR with a $290 million unsecured bridge loan. In 2000, the Company utilized the proceeds of several securities offerings and its short-term bank lines of credit to repay the bridge loan. During 2001, the Company issued $60 million of long-term debt and used the proceeds to repay a portion of its short-term lines of credit with banks. The net change in notes payable for 2000 includes the combined cash borrowed or paid on the Company's short-term lines of credit with banks and the ENSTAR bridge loan.

The Company redeemed certain of its securities and issued various debt and equity securities during the past three years. Refer to Note 5 of the Notes to the Consolidated Financial Statements for information regarding these redemptions and issues.

Cash dividends paid per share for common shareholders were $.839, $.835 and $.863 in 2001, 2000 and 1999, respectively. The 1999 dividends include a one-time special cash dividend of $.05 per share.

Non-Cash Financing Activities. The Company issued .1 million shares and .2 million shares of its common stock to the shareholders of businesses acquired during 2000 and 1999, respectively. As part of a business acquisition in 1999, the Company and sellers agreed to defer a portion of the purchase price. Under the acquisition agreement, this additional payment, in the amount of $1.0 million due in April 2002, is subject to set-off for certain liabilities. The Company expects to seek recovery from the sellers for liabilities and damages in excess of $1.0 million, and to deposit the $1.0 million in an interest bearing account, pursuant to the acquisition agreement, pending resolution of the Company's claims.

Off-Balance Sheet Arrangements. The Company does not have any off-balance sheet financing arrangements.

Contractual Obligations and Commercial Commitments. Summarized below are the contractual obligations and other commercial commitments of the Company.

As of December 31, 2001

(in millions)	Payments Due by Period					
Contractual obligations	Total	2002	2003	2004	2005	2006 and beyond
Long-term debt [a]	$ 365.0	$ 30.0	$ -	$ 55.0	$ 15.0	$ 265.0
Trust preferred securities of subsidiaries [a]	141.0	-	-	-	101.0	40.0
Unconditional gas purchase and gas transportation obligations	182.8	53.2	42.4	23.2	23.2	40.8
Operating leases	8.7	1.5	1.4	1.4	1.0	3.4
Miscellaneous notes payable	2.5	1.5	0.6	0.2	-	0.2
Total contractual cash obligations	$ 700.0	$ 86.2	$ 44.4	$ 79.8	$ 140.2	$ 349.4

As of December 31, 2001

(in millions)	Amount of Commitment Expiration Per Period					
Commercial commitments	Total	2002	2003	2004	2005	2006 and beyond
Lines of credit	$ 145.0	$ 145.0	$ -	$ -	$ -	$ -

(a) Certain of these obligations could become due before their maturity under specific circumstances. Refer to Note 5 of the Notes to the Consolidated Financial Statements for further information.

Future Financing. In general, the Company funds its capital expenditure program and dividend payments with operating cash flows and the utilization of short-term lines of credit. When appropriate, the Company will refinance its short-term lines with long-term debt, common stock or other long-term financing instruments. The Company has short-term lines of credit with banks of $145 million, all of which are committed facilities. At December 31, 2001, the unused portion of the Company's lines of credit was $39.5 million. The Company's lines of credit expire during June and July 2002 and the Company expects to put in place lines of credit with comparable terms.

In March 2000, a registration statement on Form S-3 ("registration statement") filed by the Company and SEMCO Capital Trust I, SEMCO Capital Trust II and SEMCO Capital Trust III ("Capital Trusts") with the Securities and Exchange Commission became effective. The Company and Capital Trusts registered up to $500 million of securities under the registration statement, of which $276 million and $60 million were utilized to issue securities during 2000 and 2001, respectively. The remaining balance of $164 million under the registration statement is available for any future issues of common stock, preferred stock, trust preferred securities and long-term debt, as needed. Refer to Note 5 of the Notes to the Consolidated Financial Statements for additional information regarding the registration statement and securities issued. The Company's $30 million of 6.83% notes are due in October 2002. The Company plans to refinance these notes by issuing new long-term debt under the registration statement.

The Company intends to reduce future financing requirements through its strategic redirection. This includes a reduction in future operating expenses as a result of restructuring activities, a reduction in the amount of capital expenditures when compared to previous years and the Company's expectation that it will not make any additional acquisitions in 2002. In February 2002, the Company also announced that its Board of Directors changed the dividend rate on the common stock of the Company. Future dividends, when declared, will be at an annual rate of $0.50 per share. Previously, the annual dividend rate was $0.84 per share.

The Company's long-term and short-term debt agreements contain restrictive financial covenants including, among others, maintaining a Fixed Charges Coverage Ratio (as defined in the agreements) of at least 1.50 and placing limits on the payment of dividends beyond certain levels. Non-compliance with these covenants could result in an acceleration of the due dates for the debt obligations under the agreements. As of December 31, 2001, the Fixed Charges Coverage Ratio was 1.55 and the Company was in compliance with all of the covenants in these agreements. The Company has currently projected its financial covenants for each of the four quarters during 2002, based on the Company's forecasted operating results for the year, and these forecasted results show that the Company would be able to remain in compliance with all of its covenants during 2002. However, these forecasted results are dependent on several internal assumptions and external factors. If these assumptions or factors differ from management's current expectations, they could have an adverse impact on the Company's ability to remain in compliance with its covenants during 2002.

The most significant assumptions and factors that could impact the ongoing compliance with these covenants include the effects of weather on the Company's operating results; the outcome of the ENSTAR rate case compared to management's expectations; the ability of the Company to improve its operating results with the implementation of the Company's new strategic direction; and the completion of an asset impairment test under Statement of Financial Accounting Standards ("SFAS") 142 (to be adopted by the Company during 2002). Refer to the section titled "New Accounting Standards" for more information.

In the event the Company is not able to remain in compliance with these covenants, management plans to request a modification of the covenants or a waiver of certain covenant provisions.

The Company's ratio of earnings to fixed charges, as defined under Item 502 of SEC regulations S-K, was 1.04, 1.60 and 2.18 for 2001, 2000 and 1999, respectively. If common stock of the Company had been issued in place of the FELINE PRIDES, the ratio of earnings to fixed charges for 2001 would have been 1.30. This ratio is more strictly defined than the Fixed Charges Coverage Ratio used to determine compliance with the Company's previously discussed debt covenants.

MARKET RISK INFORMATION

The Company's primary market risk arises from fluctuations in commodity prices and interest rates. The Company's exposure to commodity price risk arises from changes in natural gas and propane prices throughout the United States and in eastern Canada, where the Company conducts sales and purchase transactions. The Company does not currently use financial derivative instruments (such as swaps, collars or futures) to manage its exposure to commodity price risk. A significant portion of the natural gas requirements of the Company's Michigan gas distribution operations are covered under the TransCanada/BP supply arrangement. ENSTAR's natural gas requirements are primarily covered by a number of long-term supply arrangements and an RCA-approved mechanism that passes commodity costs through to its customers. In the first quarter of 2002, the Company entered into new agreements with BP for the provision of its natural gas supply requirements in Michigan. The agreements cover a three-year period beginning April 1, 2002 through March 31, 2005. For further information on how these agreements reduce the Company's exposure to commodity price risk, see Note 2 of the Notes to the Consolidated Financial Statements.

The Company is also subject to interest rate risk in connection with the issuance of variable- and fixed-rate debt. In order to manage interest costs, the Company may use interest rate swap agreements and exchange fixed- and variable-rate interest payment obligations over the life of the agreements, without exchange of the underlying principal amounts. See Note 1 of the Notes to the Consolidated Financial Statements for additional information on the fair value of interest rate swap agreements at December 31, 2001, and how the Company accounts for its risk management activities.

IMPACT OF INFLATION

The cost of gas sold by ENSTAR is recovered from natural gas distribution customers on a current basis through its gas cost adjustment ("GCA") clause. Prior to April 1, 1999, the cost of gas sold by the Michigan gas distribution operation was recovered from natural gas distribution customers on a current basis through its GCR clause. The GCA and GCR mechanisms allow for the adjustment of rates charged to customers in response to increases and decreases in the cost of gas purchased. The MPSC authorized the Company to suspend its GCR clause and freeze for three years in its base rate a gas charge of $3.24 per Mcf. The

GCR suspension and fixed gas charge took effect in April, 1999, and will expire on March 31, 2002, after which the Company will reinstate its GCR pricing mechanism for Michigan customers in the geographic areas subject to the jurisdiction of the MPSC. The Company applied for and received approval from the CCBC to extend the fixed gas charge program until March 31, 2005 for customers located in the City of Battle Creek, Michigan and surrounding communities. During the three-year extension period, the Company will charge these customers a fixed gas charge of $4.85 per Dth. See Note 2 of the Notes to the Consolidated Financial Statements for more information.

Increases in other utility operating costs are recovered through the regulatory process of a rate case and, therefore, may adversely affect the results of operations in inflationary periods due to the time lag involved in this process. The Company attempts to minimize the impact of inflation by controlling costs, increasing productivity and filing rate cases on a timely basis.

NEW ACCOUNTING STANDARDS

In 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 addresses financial accounting and reporting for all business combinations and requires that all business combinations entered into subsequent to June 2001 be recorded under the purchase method. This statement also addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition. SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets at acquisition. This statement also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition.

These statements will be adopted by the Company on January 1, 2002. Goodwill amortization will cease as of December 31, 2001, which will reduce annual amortization expense by approximately $3.0 million after income taxes (or $0.16 per share based on the current level of outstanding common stock). The Company will be required to complete an impairment test in the year of adoption, and perform subsequent impairment tests on the remaining goodwill balance at least annually. If an impairment test of goodwill shows that the carrying amount of the goodwill is in excess of the fair value, a corresponding impairment loss would be recorded in the Consolidated Statements of Income. The Company has not yet determined the financial impact of adopting these standards.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.

When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company is currently studying the new standard but has yet to quantify the effects of adoption on its financial statements.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board ("APB") Opinion 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business."

SFAS 144 requires long-lived assets to be measured at the lower of either the carrying amount or of the fair value less the cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS 144, effective January 1, 2002, will result in the Company accounting for any future impairment or disposal of long-lived assets under the provisions of SFAS 144, but will not change the accounting used for previous asset impairments or disposals.

To SEMCO Energy, Inc.

We have audited the accompanying consolidated statements of financial position and capitalization of SEMCO Energy, Inc. (a Michigan corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SEMCO Energy, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP
Detroit, Michigan
February 7, 2002

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31,	2001	2000	1999
(000's, except per share amounts)			
Operating Revenues			
Gas sales	$ 295,397	$ 273,312	$ 191,169
Gas transportation	25,888	30,783	22,369
Construction services	117,160	95,537	49,965
Gas marketing	-	-	96,855
Other	7,378	10,693	9,564
	445,823	410,325	369,922
Operating expenses			
Cost of gas sold	184,973	161,945	117,789
Cost of gas marketed	-	-	95,632
Operation and maintenance	162,289	140,236	85,696
Depreciation and amortization	36,505	33,051	19,742
Property and other taxes	11,562	9,860	8,660
Restructuring and impairment charges	6,103	-	-
	401,432	345,092	327,519
Operating income	44,391	65,233	42,403
Other income (deductions)			
Interest expense	(31,784)	(34,905)	(20,490)
Divestiture of energy marketing business	-	-	1,122
Other	2,335	2,828	2,618
	(29,449)	(32,077)	(16,750)
Income before income taxes and dividends on trust preferred securities	14,942	33,156	25,653
Income taxes	6,578	11,554	7,631
Net income before dividends on trust preferred securities	8,364	21,602	18,022
Dividends on trust preferred securities, net of income taxes, of $4,632 and $2,695	8,603	5,004	-
Net income (loss) from continuing operations	(239)	16,598	18,022
Discontinued operations:			
Income (loss) from engineering services operations, net of income tax benefits (provisions) of $694, ($52) and $226	(1,142)	95	(363)
Estimated loss on divestiture of engineering services operations, including provision for losses during phase-out period, net of income tax benefits of $2,429	(4,980)	-	-
Net income (loss) available to common shareholders	$ (6,361)	$ 16,693	$ 17,659
Earnings per share - basic			
Net income (loss) from continuing operations	$ (0.01)	$ 0.92	$ 1.02
Net income (loss) available to common shareholders	$ (0.35)	$ 0.93	$ 1.00
Earnings per share - diluted			
Net income (loss) from continuing operations	$ (0.01)	$ 0.89	$ 1.02
Net income (loss) available to common shareholders	$ (0.35)	$ 0.90	$ 1.00
Cash dividends paid per share	$ 0.839	$ 0.835	$ 0.863
Average common shares outstanding	18,106	17,999	17,697

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, *(000's)*		2001		2000
Current Assets				
Cash and temporary cash investments, at cost	$	1,728	$	1,221
Receivables, less allowances of $1,849 and $1,436		64,219		73,139
Accrued revenue		33,153		32,212
Prepaid expenses		22,276		14,309
Gas in underground storage		12,731		8,739
Materials and supplies, at average cost		5,258		5,065
Gas charges recoverable from customers		1,994		2,698
Accumulated deferred income taxes		-		6,994
Other		3,608		946
		144,967		145,323
Property Plant and Equipment				
Gas distribution		613,467		585,628
Diversified businesses and other		94,514		79,167
		707,981		664,795
Less accumulated depreciation and impairments		183,436		154,769
		524,545		510,026
Deferred Charges and Other Assets				
Goodwill, less accumulated amortization and impairments of $17,764 and $9,117		161,084		169,692
Deferred retiree medical benefits		9,891		10,790
Unamortized debt expense		7,831		6,966
Other		15,230		8,426
		194,036		195,874
Total Assets	$	863,548	$	851,223
Current Liabilities				
Notes payable and current maturities of long-term debt	$	137,957	$	134,142
Accounts payable		30,410		32,300
Customer advance payments		13,530		13,068
Accrued interest		7,665		8,020
Amounts payable to customers		1,463		3,097
Accumulated deferred income taxes		912		-
Other		17,076		10,774
		209,013		201,401
Deferred credits and other liabilities				
Accumulated deferred income taxes		33,149		36,385
Customer advances for construction		15,548		14,444
Unamortized investment tax credit		1,445		1,713
Other		12,223		14,504
		62,365		67,046
Capitalization				
Long-term debt		338,966		307,930
Company-obligated mandatorily redeemable trust preferred securities of subsidiaries holding solely debt securities of SEMCO Energy, Inc.		139,394		139,374
Common shareholders' equity		113,810		135,472
		592,170		582,776
Total liabilities and capitalization	$	863,548	$	851,223

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Years ended December 31,	2001	2000	1999
(000,s)			
Cash flow from operating activities			
Net income (loss)	$ (6,361)	$ 16,693	$ 17,659
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	36,505	33,051	19,742
Depreciation and amortization in discontinued operations	454	421	264
Non-cash impairment charges	7,679	-	-
Divestiture of energy marketing business	-	-	(1,122)
Changes in assets and liabilities, net of effects of acquisitions, divestitures and other changes as shown below	(1,621)	(1,203)	4,661
Net cash from operating activities	36,656	48,962	41,204
Cash flows from investing activities			
Property additions - gas distribution	(34,074)	(47,466)	(22,761)
Property additions - diversified businesses and other	(21,370)	(19,170)	(12,258)
Proceeds from property sales, net of retirement costs	(49)	15	1,657
Proceeds from business divestiture	-	-	6,579
Acquisitions of businesses, net of cash acquired	-	(784)	(300,638)
Net cash from investing activities	(55,493)	(67,405)	(327,421)
Cash flows from financing activities			
Issuance of common stock, net of expenses	2,436	865	6,110
Repurchase of common stock and related expenses	-	-	(2,384)
Issuance of trust preferred securities, net of expenses	-	134,885	-
Net cash change in notes payable	(26,185)	(243,708)	302,347
Issuance of long-term debt, net of expenses	58,296	136,619	-
Repayment of long-term debt and related expenses	(10)	(50)	-
Redemption of preferred stock	-	-	(3,281)
Payment of dividends	(15,193)	(15,033)	(15,442)
Net cash from financing activities	19,344	13,578	287,350
Cash and temporary cash investments			
Net increase (decrease)	507	(4,865)	1,133
Beginning of period	1,221	6,086	4,953
End of period	$ 1,728	$ 1,221	$ 6,086
Changes in assets and liabilities, net of effects of acquisitions, divestitures and other changes:			
Receivables, net	$ 8,920	$ 7,161	$ (39,488)
Accrued revenue	(941)	(6,832)	13,497
Prepaid expenses	(7,967)	12	(2,538)
Materials, supplies and gas in underground storage	(4,185)	4,065	23,349
Gas charges recoverable from customers	704	311	8,547
Accounts payable	(1,890)	(3,780)	(2,143)
Customer advances and amounts payable to customers	(68)	(4,036)	4,189
Accumulated deferred income taxes and investment tax credit	4,402	6,877	1,651
Other	(596)	(4,981)	(2,403)
	$ (1,621)	$ (1,203)	$ 4,661

The accompanying notes to the consolidated financial statements are an integral part of these statements

CONSOLIDATED STATEMENTS OF CAPITALIZATION

December 31,		2001		2000
(000's)				
Current maturities of long-term debt				
6.83% notes due 2002	$	30,000	$	-
Capitalization				
Long-term debt				
6.83% notes due 2002	$	-	$	30,000
8.00% notes due 2004		56,900		55,000
7.20% notes due 2007		30,000		30,000
8.95% notes due 2008, remarketable 2003		106,179		106,919
8.00% notes due 2010		30,887		31,011
8.00% notes due 2016		60,000		-
8.32% notes due 2024		25,000		25,000
6.50% medium-term notes due 2005		15,000		15,000
6.40% medium-term notes due 2008		5,000		5,000
7.03% medium-term notes due 2013		10,000		10,000
	$	338,966	$	307,930
Company-obligated mandatorily redeemable trust preferred securities of subsidiaries holding solely debt securities of SEMCO Energy, Inc.				
10.25% cumulative trust preferred securities - 1,600,000 shares issued and outstanding	$	38,394	$	38,374
FELINE PRIDES -10,100,000 shares issued and outstanding		101,000		101,000
	$	139,394	$	139,374
Common shareholders' equity				
Common stock, par value $1 per share - 40,000,000 shares authorized; 18,240,143 and 18,055,639 shares outstanding	$	18,240	$	18,056
Capital surplus		117,091		115,186
Accumulated other comprehensive income (loss)		(2,196)		-
Retained earnings (deficit)		(19,325)		2,230
	$	113,810	$	135,472
Total capitalization	$	592,170	$	582,776

The accompanying notes to the consolidated financial statements are an integral part of these statements.

December 31, *(000's)*	2001	2000	1999
Common stock			
Beginning of year	$ 18,056	$ 17,909	$ 17,382
Issuance of common stock for acquisitions, the DRIP and other	184	147	686
Repurchase of common stock	-	-	(159)
End of year	$ 18,240	$ 18,056	$ 17,909
Common stock capital surplus			
Beginning of year	$ 115,186	$ 123,861	$ 116,663
Issuance of common stock for acquisitions, the DRIP and other	2,256	1,718	9,423
Repurchase of common stock	-	-	(2,225)
Costs related to FELINES PRIDES (see Note 5)	(351)	(10,393)	-
End of year	$ 117,091	$ 115,186	$ 123,861
Accumulated other comprehensive income (loss)			
Beginning of year	$ -	$ -	$ -
Minimum pension liability adjustment, net of income tax benefits of $781 (See Note 8)	(1,452)	-	-
Unrealized derivative loss on interest rate hedge from an investment in an affiliate	(744)	-	-
End of year	$ (2,196)	$ -	$ -
Retained earnings (deficit)			
Beginning of year	$ 2,230	$ 570	$ (1,817)
Net income (loss)	(6,361)	16,693	17,659
Cash dividends on common stock	(15,194)	(15,033)	(15,272)
End of year	$ (19,325)	$ 2,230	$ 570

Disclosure of comprehensive income (loss)

Years ended December 31, *(000's)*	2001	2000	1999
Net income (loss) available to common shareholders	$ (6,361)	$ 16,693	$ 17,659
Minimum pension liability adjustment, net of income tax benefits of $781 (See Note 8)	(1,452)	-	-
Unrealized derivative loss on interest rate hedge from an investment in an affiliate	(744)	-	-
Total comprehensive income (loss)	$ (8,557)	$ 16,693	$ 17,659

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Company Description. SEMCO Energy, Inc., is an investor-owned company. SEMCO Energy, Inc. and its subsidiaries (the "Company") operate four reportable business segments: (1) gas distribution; (2) construction services; (3) information technology services; and (4) propane, pipelines and storage. The latter three segments are sometimes referred to together as the "Diversified Businesses." The Company's gas distribution business segment distributes and transports natural gas to approximately 267,000 customers in the state of Michigan and approximately 108,000 customers in the state of Alaska. The Alaska-based operation and the Michigan-based operation are known together as the "Gas Distribution Business" and operate as divisions of SEMCO Energy, Inc. SEMCO Energy Gas Company, which had conducted the Michigan gas distribution operation, was merged into SEMCO Energy, Inc. on December 31, 1999.

The construction services segment ("Construction Services") currently conducts most of its business in the midwestern, southern and southeastern areas of the United States. Its primary service is the installation of underground natural gas mains and service lines. Construction Services also provides underground construction services to other industries such as telecommunications and water supply.

Effective January 1, 2001, the Company started reporting its information technology services business as a reportable business segment. The information technology services segment ("IT Services") is headquartered in Michigan and provides IT infrastructure outsourcing services and other IT services with a focus on mid-range computers, particularly the IBM AS-400 platform. The Company's other business segments currently account for a large portion of IT Services revenues.

The propane, pipelines and storage segment sells more than 4 million gallons of propane annually to retail customers in Michigan's upper peninsula and northeast Wisconsin and operates natural gas transmission and storage facilities in Michigan.

The Company began accounting for its engineering services segment as a discontinued operation, effective with the fourth quarter of 2001. For additional information, refer to the "Discontinued Operations" disclosure within this Note.

Basis of Presentation. The financial statements of the Company were prepared in conformity with accounting principles generally accepted in the United States. In connection with the preparation of the financial statements, management was required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation. The consolidated financial statements include the accounts of SEMCO Energy, Inc. and its wholly-owned subsidiaries. Investments in unconsolidated companies where the Company has significant influence, but does not control the entity, are reported using the equity method of accounting.

Certain of the Company's diversified businesses, primarily Construction Services, IT Services, and the discontinued engineering business supply services at a profit to the Company's regulated gas distribution business. In these situations, intercompany profits remaining in the assets of the regulated business at a particular date are not eliminated since it is probable that, through the ratemaking process, the cost will be recovered through future revenue. As a result, $.6 million, $.9 million and $.4 million of profit on revenues earned from the Company's regulated business by the Company's diversified businesses was not eliminated during consolidation in 2001, 2000, and 1999 respectively. All other significant intercompany transactions have been eliminated.

Reclassifications. Certain reclassifications have been made to prior years' financial statements to conform to the 2001 presentation.

Rate Regulation. The rates of gas distribution customers located in the City of Battle Creek, Michigan, and surrounding communities are subject to the jurisdiction of the City Commission of Battle Creek("CCBC"). The Michigan Public Service Commission ("MPSC") authorizes the rates charged to all of the remaining Michigan customers. The gas distribution operation in Alaska is subject to regulation by the Regulatory Commission of Alaska ("RCA") which has jurisdiction over, among other things, rates, accounting procedures, and standards of service.

Property, Plant, Equipment and Depreciation. The Company's property, plant and equipment ("property") is recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the related property. The ratio of depreciation to the average balance of property approximated 4.7% for the years 2001 and 2000, and 4% for the year 1999.

Gas in Underground Storage. The gas inventory held by the Battle Creek division of the Gas Distribution Business is stated at last-in, first-out ("LIFO") cost. At December 31, 2001, and 2000, the replacement cost of the Battle Creek division's gas inventory exceeded the LIFO cost by $0.2 million and $0.1 million, respectively. The remainder of gas inventory is reported at average cost.

In general, commodity costs and variable transportation costs are capitalized as gas in underground storage. Fixed costs, primarily pipeline demand charges and storage charges, are expensed as incurred through cost of gas.

Goodwill. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over periods of up to 40 years. Periodically, the Company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. During 2001, the Company recorded a charge of $4.0 million for the impairment of goodwill associated with the Company's construction services segment and its discontinued engineering services business. In management's opinion, no other impairment existed at December 31, 2001. Amortization expense was approximately $4.6 in 2001, $4.0 million in 2000 and $1.6 million in 1999. Effective January 1, 2002, Goodwill amortization will cease in compliance with the adoption of Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets."

Long-term Note Receivable. The Company sold its entire interest in NOARK to ENOGEX Arkansas Pipeline Corporation ("ENOGEX") in 1998. Pursuant to the terms included in the sales agreement, the Company will receive annual payments of $0.8 million from ENOGEX for 17 years beginning in the year 2004. At December 31, 2001, the Company has a long-term discounted note receivable of $7.1 million for this note.

Revenue Recognition. The Gas Distribution Business bills monthly on a cycle basis and follows the industry practice of recognizing accrued revenue for gas services rendered to its customers but not billed at month end. Engineering Services and Construction Services recognize revenues as services are rendered and recognize accrued revenue for services rendered but not billed at month end. The propane business recognizes propane sales in the same period that the propane is delivered to customers.

Cost of Gas. Prior to April 1, 1999, the Company's Michigan-based gas distribution operation had a regulator-approved gas cost recovery ("GCR") mechanism for the geographic areas subject to the regulatory jurisdiction of the MPSC and CCBC, which allowed for the adjustment of rates charged to customers in response to increases and decreases in the cost of gas purchased. Effective April 1, 1999, the MPSC and CCBC authorized the Company to suspend the GCR clause and freeze for three years in base rates a fixed gas charge of $3.24 per Mcf. The suspension period for the GCR mechanism expires on March 31, 2002, after which the Company will reinstate its GCR pricing mechanism for customers subject to the jurisdiction of the MPSC. The Company received approval from the CCBC to extend the fixed gas charge program and GCR suspension period until March 31, 2005. See Note 2 for further information.

The Alaska-based gas distribution operation also has a regulator-approved gas cost adjustment ("GCA") mechanism, which allows for the adjustment of rates charged to customers for increases and decreases in the cost of gas purchased. All gas sales rates are adjusted annually to reflect changes in the operation's cost of purchased gas based on estimated costs for the upcoming 12-month period. The GCA may be adjusted quarterly if it is determined that there are significant variances from the estimates used in the annual determination. Any difference between actual cost of gas purchased and the RCA's approved rate adjustment is deferred and included with applicable carrying charges in the next GCA.

In accordance with the GCR mechanism, the Company had $2.0 million recorded in current assets at December 31, 2001 for gas charges recoverable from customers. Also at December 31, 2001, the Company had $1.5 million recorded in current liabilities for amounts payable to customers in accordance with the GCA mechanism.

Risk Management Activities and Derivitive Transactions. The Company's business activities expose it to a variety of risks, including commodity price risk and interest rate risk. The Company's management identifies risks associated with the Company's business and determines which risks it wants to manage and which type of instruments it should use to manage those risks.

On January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS 137 and SFAS 138, which were amendments to SFAS 133 (hereinafter collectively referred to as "SFAS 133"). SFAS 133 was effective for fiscal years beginning after June 15, 2000, and establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the statement of financial position as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Certain gas purchase contracts of the Company qualify under the provisions of SFAS 133 as fair value hedges and require the recognition of the derivatives at their fair value in the Consolidated Statements of Financial Position as an asset or liability. Upon adoption of SFAS 133 on January 1, 2001, the Company recorded an asset and liability of $1.4 million. In accordance with SFAS 133, at December 31, 2001, the Company had an asset and liability of $0.8 million recorded in its Consolidated Statements of Financial Position for these gas purchase contracts.

An affiliate, in which the Company has a 50% investment, uses an interest rate swap agreement to hedge the variable interest rate payments on its long-term debt. This agreement qualifies under the provisions of SFAS 133 as a cash flow hedge. As a result of this interest rate swap agreement, the Company's Consolidated Statements of Financial Position, at December 31, 2001, reflected a $.7 million reduction in the Company's equity investment in the affiliate and in accumulated other comprehensive income.

In August 2001 the Company entered into an interest rate swap agreement in order to hedge its $55 million 8% Notes due June 1, 2004. This agreement also qualifies under the provisions of SFAS 133 as a fair value hedge. In accordance with SFAS 133, the Company's Consolidated Statements of Financial Position, at December 31, 2001, included an asset of $1.9 million and an increase in long-term debt of $1.9 million for this interest rate swap. For further information concerning the interest rate swap agreement, refer to Note 5.

Income Taxes. Investment tax credits ("ITC") utilized in prior years for income tax purposes are deferred for financial accounting purposes and are amortized through credits to the income tax provision over the lives of the related property. The Company files a consolidated federal income tax return and income taxes are allocated among the subsidiaries within each business segment based on their separate taxable income.

Discontinued Operations. In December 2001, the Company's board of directors approved a plan to redirect the Company's business strategy, which includes the divestiture, by sale, of its engineering services business. The planned divestiture is being accounted for as a discontinued operation and, accordingly, its operating results and estimated loss on disposal are segregated and reported as discontinued operations in the Consolidated Statements of Income, with prior years restated. For additional information, refer to Note 14 of the Notes to Consolidated Financial Statements.

Statements of Cash Flow. For purposes of the Consolidated Statements of Cash Flow, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash and temporary cash investments. Supplemental cash flow information for the years ended December 31, 2001, 2000 and 1999, is summarized in the following table.

Years ended December 31,		**2001**		2000		1999
(000's)						
Cash paid during the year for:						
Interest	**$**	**31,301**	$	29,153	$	16,686
Income taxes, net of refunds	**$**	**4,258**	$	4,160	$	7,479
Non-cash investing and financing activities:						
Capital stock issued for acquisitions	**$**	**-**	$	1,000	$	3,699
Deferred payments for acquisitions	**$**	**-**	$	-	$	805
Details of acquisitions:						
Fair value of assets acquired	**$**	**-**	$	3,364	$	346,103
Fair value of liabilities assumed		**-**		(1,576)		(37,250)
Deferred payments		**-**		-		(805)
Company stock issued		**-**		(1,000)		(3,699)
Cash paid	**$**	**-**	$	788	$	304,349
Less cash acquired		**-**		4		3,711
Net cash paid for (acquired via) acquisitions	**$**	**-**	$	784	$	300,638

NOTE 2. REGULATORY MATTERS

RCA. In July 1999, the Company entered into a definitive purchase and sale agreement to acquire the assets and certain liabilities of ENSTAR Natural Gas Company and the outstanding stock of Alaska Pipeline Company (together known as "ENSTAR") from Ocean Energy, Inc ("Ocean Energy"). In October 1999, the Company received an order from the RCA approving a joint application for the transfer of the Certificate of Public Convenience and Necessity held by ENSTAR Natural Gas Company and for a transfer of controlling interest in Alaska Pipeline Company. The RCA's order contained certain conditions, including the obligation to file by July 1, 2000 certain revenue requirement and cost of service information and the prohibition from encumbering ENSTAR's assets for financing of non-utility business activities. In compliance with the October 1999 order, the Company filed the requested revenue requirement and cost of service information in the first half of 2000.

In November 2000, the Company received an order requesting additional information in order to ensure that ENSTAR's rates are just and reasonable. The order also appointed a hearing examiner and established certain procedures. The order indicated that if changes in ENSTAR's existing rates were required, such changes would be applied on a prospective basis. In March 2001, the RCA issued an additional order granting ENSTAR's motion to use a 2000 test year, accepting a proposed procedural schedule, and finding that, because the proceeding was taking longer than expected, ENSTAR should show cause why its current rates should not be made interim and refundable effective April 6, 2001. The hearing on this issue of the interim and refundable rates was held in April 2001. The RCA issued an order in May 2001, concluding that ENSTAR's rates should not be made interim and refundable pending the RCA's final determination in the rate case.

In June 2001, the Company filed updated revenue requirement information using 2000 as the test year. The updated information indicated that ENSTAR's return on equity ("ROE") was 12.64% based on its existing rates versus the 15.65% allowed ROE. In August 2001, the Company filed a cost of service study using 2000 as the test year. The Public Advocacy Section of the RCA filed its testimony in October 2001. The hearing and proceeding were held in December 2001. The Company expects to receive a final order for ENSTAR during the first quarter of 2002. The Company believes that ENSTAR's rates are just and reasonable but cannot predict the outcome of the proceeding.

MPSC and CCBC. In September 1998, the division of the Gas Distribution Business, subject to the jurisdiction of the MPSC, received authority from the MPSC, to: (1) implement an experimental residential gas customer choice program; (2) suspend its GCR clause; (3) roll into its base rate and freeze for three years a gas charge of $3.24 per thousand cubic feet ("Mcf"); (4) freeze distribution rate adjustments for the same three-year period, with exceptions; (5) suspend an income sharing mechanism adopted in October 1997 and adopt a new income sharing mechanism for use during the 1999, 2000 and 2001 calendar years; and (6) establish gas service performance criteria. The new rates took effect in April 1999 and generally extend through March 2002.

The MPSC order is applicable only in the geographic areas subject to the regulatory jurisdiction of the MPSC, and, therefore, does not govern rates regulated by the CCBC. However, the Gas Distribution Business voluntarily requested, and the CCBC approved, a similar decrease in the gas charge from $3.60 per Mcf to $3.24 for customers subject to the jurisdiction of the CCBC. The CCBC also approved a customer choice program, a suspension of the GCR clause, a distribution rate freeze and an income sharing mechanism similar to the MPSC approved program. The changes are effective for the same time period as the changes approved by the MPSC.

Under the experimental residential gas customer choice program and a similar program in Battle Creek, up to approximately 8,300 residential customers per year are allowed to choose their own gas supplier during the three-year period that began April 1, 1999. As a result, up to 25,000 residential customers would be allowed to choose their own gas supplier by the third year of the programs. This alternative gas supply is delivered to customers under a tariff similar to an existing transportation service tariff used to provide such service to commercial and industrial customers. The program has not, and is not expected to, significantly affect the income of the Gas Distribution Business because the approved rates for transportation service are designed to recover all costs other than the cost of gas and provide a return in approximately the same amounts as from Michigan residential customers, for whom the Company is the natural gas supplier.

Several of the changes in the MPSC order are interrelated. The $3.24 gas charge represents a reduction of approximately $.33 per Mcf from the rates prior to April 1999. The suspension of the GCR clause means that customers pay $3.24 per Mcf regardless of the Company's actual cost of gas. The Gas Distribution Business was able to offer this Michigan GCR suspension and rate freeze mainly as a result of agreements reached with TransCanada Gas Services, Inc. ("TransCanada"). During 2001, TransCanada sold its gas marketing business and assigned the agreements to BP Gas and Power ("BP") with the Company's consent. Under the agreements, TransCanada or BP provide a significant portion of the Company's natural gas requirements, and manage the Company's natural gas supply and the supply aspects of transportation and storage operations in Michigan for the three-year period that began April 1, 1999, at a cost below the $3.24 price charged to customers. As a result, during the three-year period from April 1, 1999 through March 31, 2002, the Michigan gas distribution operation retains any margin achieved between the sale of natural gas at $3.24 and the cost, subject to a customer profit sharing mechanism described below.

Included in receivables at December 31, 2001, is approximately $16.5 million, representing amounts ultimately due the Company under the terms of the TransCanada and BP agreements. Under the agreements, the Company does not have title to gas in its leased storage facilities and it must remit payments to TransCanada or BP in accordance with a contractual delivery schedule that is designed to include the gas delivered to the leased storage facilities. Differences between these scheduled deliveries and actual deliveries to the Company-owned storage facilities result in an amount due the Company at December 31, 2001. This amount will be trued-up between TransCanada or BP and the Company by the end of the heating season (April 1).

The profit incentive and sharing mechanism is effective for the calendar years 1999, 2000 and 2001. Under the mechanism, if the Company's return on equity for its Michigan-based natural gas distribution business exceeds 12.75%, certain portions of the excess return would be credited to customers, i.e., would be reflected prospectively in reduced rates. For purposes of the profit incentive and sharing mechanism, 50% of any gas costs savings generated as a result of the TransCanada or BP arrangements are excluded from the calculation of return on equity. As a result, the Company's actual reported earnings can generate a return on equity in excess of 12.75% before triggering profit sharing with customers. Four safety and reliability performance measures need to be met in order not to reduce the return on equity threshold used in the income sharing mechanism.

The Company applied for and received approval from the CCBC to extend the GCR suspension period and the fixed gas charge program until March 31, 2005 for customers located in the City of Battle Creek, Michigan and surrounding communities ("CCBC customers"). During the three-year extension period, the Company will charge CCBC customers a fixed gas charge of $4.85 per dekatherm ("Dth"). The profit incentive and sharing mechanism discussed previously will remain in effect through March 2005 for CCBC customers.

The Company also received approval during 2001 from the CCBC to start charging CCBC customers on a thermal basis rather than a volumetric basis. The Company buys all its natural gas by the dekatherm and now also sells it to these customers by the dekatherm. This will help reduce the Company's risk to increases in the thermal content of purchased natural gas.

The Company filed an application with the MPSC in September 2001 to extend its fixed charge program until March 31, 2005 and increase the current fixed charge for all remaining Michigan customers. However, the Company was unable to reach an agreement with the MPSC and other interested parties on a fixed customer charge for natural gas for the three years of the proposed extended period. As a result, the Company withdrew its application. The Company will instead reinstate its GCR pricing mechanism when the current fixed gas charge program expires on March 31, 2002. Under the GCR mechanism, the Company's customers in the geographic areas subject to the regulatory jurisdiction of the MPSC ("MPSC customers") will be charged an amount that allows the Company to recoup its cost of purchased natural gas. The MPSC has the authority to adjust the GCR factor based on the variability in natural gas prices. The MPSC suspended the Company's GCR clause in April 1999 when the current fixed gas charge program went into effect.

Beginning in 2002, the profit incentive and sharing mechanism discussed previously will no longer be in effect for MPSC customers. Instead, the profit incentive and sharing mechanism in effect for the calendar year 1998 will be reinstated for 2002. Under this mechanism, referred to as a reverse taper incentive, if the return on equity for the division of Company's Michigan-based natural gas distribution business that serves its MPSC customers exceeds 10.75%, certain portions of the excess return between 10.75% and 16.0% would be credited to customers. For purposes of this mechanism, if the return on equity exceeds 16.0%, the Company is required to file a general rate case with the MPSC.

The Company has entered into new agreements with BP for the provision of its natural gas supply requirements and the management of its natural gas supply and the supply aspects of its transportation and storage operations in Michigan. The agreements cover a three-year period from April 1, 2002 through March 31, 2005. There are now separate natural gas requirement agreements for MPSC customers and CCBC customers.

Under the new BP agreement covering MPSC customers, the Company will no longer purchase gas at a fixed cost over the three-year period. In keeping with the Company's switch back to the GCR mechanism for MPSC customers, a significant portion of the Company's gas supply will be purchased from BP at the prevailing spot market price at the date of purchase. 50% of the Company's gas supply will be secured through one-year fixed rate contracts. The remainder of its gas supply will be purchased on the open market based on the prevailing market rate. The difference between the costs incurred under this agreement and the costs reflected in the Company's cost of service will be passed on to the customers. Consequently, effective April 1, 2002, the Company will not retain the gas margin on sales to MPSC customers.

The new BP agreement covering CCBC customers will continue to have a fixed cost covering the three-year period which will be below the $4.85 price per Dth charged to CCBC customers. As a result, the Company will continue to retain any margin achieved between the sale of natural gas at $4.85 and the cost of gas purchased from BP.

Regulatory Assets and Liabilities. The Gas Distribution Business is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." As a result, the actions of regulators affect when revenues and expenses are recognized. Regulatory assets represent incurred costs to be recovered from customers through the ratemaking process. Regulatory liabilities represent benefits to be refunded to customers.

In the event the Company determines that the Gas Distribution Business no longer meets the criteria for following SFAS 71, the accounting impact would be an extraordinary, non-cash charge to operations of an amount that could be material. Criteria that give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts the ability of the Gas Distribution Business to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company's periodic review of these criteria currently supports the continuing application of SFAS 71.

The following table summarizes the regulatory assets and liabilities recorded in the Consolidated Statements of Financial Position.

December 31, (000's)		2001		2000
Regulatory assets				
Deferred retiree medical benefits	$	9,891	$	10,790
Gas charges recoverable from customers		1,994		2,698
Unamortized loss on retirement of debt		2,126		2,371
Other		2,126		2,188
	$	16,137	$	18,047
Regulatory liabilities				
Unamortized investment tax credit	$	1,593	$	1,958
Tax benefits amortizable to customers		3,448		3,811
Amounts payable to customers (gas cost overrecovery)		1,464		3,097
	$	6,505	$	8,866

NOTE 3. MERGERS AND ACQUISITIONS

Business Acquisitions. The Company has expanded in recent years with several acquisitions which are summarized in the table below.

Company	Business Segment	Acquisition Date
Sub-Surface Construction Co. ("Sub-Surface")	Construction Services	August 1997
Maverick Pipeline Services, Inc. ("Maverick")	Engineering Services	December 1997
Hotflame Gas, Inc. ("Hotflame")	Propane, Pipelines & Storage	March 1998
Oilfield Materials Consultants, Inc. ("OMC")	Engineering Services	November 1998
K&B Construction, Inc. ("K&B")	Construction Services	February 1999
Iowa Pipeline Associates, Inc. ("Iowa")	Construction Services	April 1999
Flint Construction Co. ("Flint")	Construction Services	September 1999
Long's Underground Technologies, Inc. ("Long")	Construction Services	September 1999
Drafting Services, Inc. ("DSI")	Engineering Services	September 1999
Pinpoint Locators, Inc. ("Pinpoint")	Engineering Services	October 1999
ENSTAR Natural Gas Company and Alaska Pipeline Company ("ENSTAR")	Gas Distribution	November 1999
KLP Construction Co. ("KLP")	Construction Services	May 2000

The acquisition of OMC was accounted for under the pooling of interests accounting method. The remainder of the business acquisitions have been accounted for using the purchase method of accounting. As a result, the Company's operating results for 2000 and 1999 include the results of these businesses for the period subsequent to their acquisition dates. There were no adjustments necessary to the accounting practices of these companies to conform with the practices of the Company. Any goodwill associated with these acquisitions is being amortized on a straight line method over a period of up to 40 years. However, effective January 1, 2002, goodwill amortization will cease in compliance with the adoption of SFAS 142, "Goodwill and Other Intangible Assets."

In addition to the consideration shown below, the acquisition of Sub-Surface included non-compete agreements requiring payments of $235,000 per year during the two years following the acquisition and $160,000 per year during the third through fifth year following the acquisition. The Hotflame acquisition also included non-compete agreements requiring payments of approximately $67,000 per year during the three years following the acquisition. In addition to the consideration shown below, the acquisitions of K&B and Pinpoint provide for additional amounts to be paid if certain post-acquisition operating results are achieved, subject to set-off of certain liabilities. See Note 13 for further information. Consideration issued to the prior owners of the businesses acquired during the years ended December 31, 2001, 2000 and 1999 are summarized in the table below.

Company	Cash	Common shares of the Company	Deferred Payments
(000's)			
K&B	$ 1,000	$ -	$ 805
Iowa	-	138	-
Flint	6,500	-	-
Long	1,889	108	-
DSI	1,000	-	-
Pinpoint	1,154	-	-
KLP	788	83	-
ENSTAR	292,805	-	-

In December 2001, the Company's board of directors approved a plan to redirect the Company's business strategy. This redirection will include the divestiture of its engineering services businesses and certain of its construction operations shown in the table above. For further information refer to Note 14 of the Notes to Consolidated Financial statements.

NOTE 4. INCOME TAXES

SFAS No. 109. The Company accounts for income taxes in accordance with SFAS 109, "Accounting For Income Taxes." SFAS 109 requires an annual measurement of deferred tax assets and deferred tax liabilities based upon the estimated future tax effects of temporary differences and carry forwards.

Provision for Income Taxes. The table below summarizes the components of the Company's provision for income taxes.

Years ended December 31, *(000's)*	2001	2000	1999
Federal income taxes:			
Currently payable (refundable)	$ (7,056)	$ 3,065	$ 5,749
Deferred to future periods	4,717	5,935	1,529
Investment tax credits ("ITC")	(267)	(267)	(267)
State income taxes:			
Currently payable (refundable)	695	(473)	466
Deferred to future periods	734	651	(72)
Total income tax provision (benefit)	$ (1,177)	$ 8,911	$ 7,405
Less amounts included in:			
Dividends on trust preferred securities	(4,632)	(2,695)	-
Discontinued operations	(3,123)	52	(226)
Income taxes, excluding amounts shown separately	$ 6,578	$ 11,554	$ 7,631

Reconciliation of Statutory Rate to Effective Rate. The table below provides a reconciliation of the difference between the Company's provision for income taxes and income taxes computed at the statutory rate.

Years ended December 31, *(000's)*	2001	2000	1999
Net Income (loss)	$ (6,361)	$ 16,693	$ 17,659
Add back:			
Preferred dividends	-	-	325
Income taxes	(1,177)	8,911	7,405
Pre-tax income (loss)	$ (7,538)	$ 25,604	$ 25,389
Computed federal income taxes	$ (2,638)	$ 8,961	$ 8,886
Amortization of deferred ITC	(267)	(267)	(267)
Amortization of non-deductible amounts resulting from acquisitions	237	237	221
State income tax expense, net of federal tax benefit	928	79	256
Other	563	(99)	(1,691)
Total income taxes	$ (1,177)	$ 8,911	$ 7,405

Deferred Income Taxes. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. At December 31, 2001 and 2000 there was no valuation allowance recorded against deferred tax assets. The table below shows the principal components of the Company's deferred tax assets (liabilities).

December 31,	2001	2000
(000's)		
Property	$ (35,235)	$ (25,183)
Retiree medical benefit obligation	1,249	1,803
Retiree medical benefit regulatory assets	(3,462)	(3,776)
Gas in underground storage	68	4,994
ITC	820	955
Unamortized debt expense	(1,025)	(1,167)
Gas cost overrecovery	114	487
Property taxes	(2,329)	(2,055)
Goodwill	(1,430)	(4,625)
Other comprehensive income	781	-
Reserves associated with discontinued operations	2,315	-
Reserves associated with restructuring and impairment charges	1,793	-
Other	2,280	(824)
Total deferred taxes	$ (34,061)	$ (29,391)
Gross deferred tax liabilities	$ (71,695)	$ (63,379)
Gross deferred tax assets	37,634	33,988
Total deferred taxes	$ (34,061)	$ (29,391)

NOTE 5. CAPITALIZATION

Registration Statement. In March 2000, a registration statement on Form S-3 ("registration statement") filed by the Company and SEMCO Capital Trust I, SEMCO Capital Trust II and SEMCO Capital Trust III ("Capital Trusts") with the Securities and Exchange Commission became effective. The registration statement was for the registration of senior and subordinated debt securities, preferred stock, common stock, stock purchase contracts and stock purchase units of the Company and trust preferred securities of the Capital Trusts and related guarantees in any combination up to $500 million. The Company has utilized $336 million of the $500 million to issue securities in 2000 and 2001.

Common Stock Equity. During the last half of 2001, the Company issued approximately 166,000 shares of its common stock to the Company's Direct Stock Purchase and Dividend Reinvestment Plan ("DRIP") to meet the dividend reinvestment and stock purchase requirements of its participants. During 2000 and the first half of 2001, the DRIP purchased Company common stock on the open market to meet these requirements. The Company issued 374,000 shares of its common stock in 1999 to meet the dividend reinvestment and stock purchase requirements of the DRIP. Also in 1999, the Company purchased 159,000 shares of its common stock on the open market to offset the number of shares sold through the DRIP during the same period.

The Company issued 83,000 shares, and 246,000 shares of its common stock to the shareholders of businesses acquired during 2000 and 1999 respectively.

The Company issued approximately 19,000, 52,000 and 44,000 shares of Company common stock to certain of the Company's employee benefit plans in 2001, 2000 and 1999, respectively. Also in 2001, the Company purchased approximately 48,000 shares of its common stock on the open market to contribute to certain of its employee benefit plans.

Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiaries. The Company's Capital Trusts were established for the sole purpose of issuing trust preferred securities and lending the gross proceeds to the Company. The sole assets of the Capital Trusts are debt securities of the Company with terms similar to the terms of the related trust preferred securities. The Capital Trusts are subsidiaries of the Company.

In April 2000, SEMCO Capital Trust I issued 1.6 million shares of 10.25% cumulative trust preferred securities ("10.25% TPS") in a public offering at a price of $25 per security. SEMCO Capital Trust I used the $40 million in proceeds from the issuance of the 10.25% TPS to invest in subordinated debentures of the Company bearing an interest rate of 10.25%. The 10.25% TPS are subject to mandatory redemption upon repayment of the subordinated debentures at maturity or their earlier redemption. The subordinated debentures mature in 2040, but may be redeemed at any time after April 19, 2005, or at any time within 90 days following the occurrence of certain special events. The Company used the entire net proceeds from the sale of the subordinated debentures to repay a portion of the bridge loan utilized in the ENSTAR acquisition.

Also during 2000, the Company issued 10.1 million FELINE PRIDES in a public offering at a price of $10 per security. Each FELINE PRIDES consists of a stock purchase contract of the Company and a 9% trust preferred security of SEMCO Capital Trust II due 2005 with a stated face value per security of $10 ("9% TPS"). SEMCO Capital Trust II used the $101 million in proceeds to invest in 9% senior deferrable notes of the Company due 2005. The Company used the net proceeds from the sale of the senior deferrable notes to repay a portion of the bridge loan utilized for the acquisition of ENSTAR and to repay a portion of its short-term lines of credit.

Under the terms of each stock purchase contract (which is a component of a FELINE PRIDES unit), the FELINE PRIDES holder is obligated to purchase, and the Company is obligated to sell, between .7794 and .8651 shares of Company common stock in August 2003. The actual number of shares of common stock to be sold will depend on the average market value of a share of common stock in August 2003. In addition to payments on the 9% TPS, the Company is also obligated to pay the FELINE PRIDES holders a quarterly contract adjustment payment on each stock purchase contract at an annual rate of 2% of $10. The present value of the contract adjustment payments, or $5.6 million, was recorded as a liability and as a reduction to common stock capital surplus when the FELINE PRIDES were issued. As the Company pays the contract adjustment payments, common stock capital surplus is also reduced by the interest component of the payments. In addition, common stock capital surplus was reduced by $4.6 million for the issuance costs of the FELINE PRIDES.

The FELINE PRIDES holders can settle their obligation to purchase Company common stock by paying cash or by having their 9% TPS remarketed in August 2003. If they decide to have their 9% TPS remarketed, $10 of the proceeds from remarketing each 9% TPS will automatically be applied to satisfy in full the obligation to purchase Company common stock under the related stock purchase contract.

The distribution rate on the 9% TPS will also be reset in August 2003. The reset rate will be equal to the sum of the reset spread and the rate on the two-year benchmark treasury and will be determined by the reset agent as the rate the TPS should bear in order to have an approximate market value of 100.5% of $10. However, the Company may limit the reset rate to be no higher than the rate on the two-year benchmark treasury plus 200 basis points (or 2%).

Long-term Debt. In June 2001, the Company issued $60 million of 8% Senior Notes due 2016. Interest on the Senior Notes is payable quarterly. On or after June 30, 2006, the Company may redeem some or all of the Senior Notes at a redemption price of 100% of the principal amount plus any accrued and unpaid interest. The proceeds from the sale of the Senior Notes were used to repay short-term debt and for general corporate purposes.

In August 2001, the Company entered into an interest rate swap agreement with a financial institution in order to hedge its $55 million 8% Notes due June 1, 2004. The swap agreement, which covers the Notes through maturity, effectively converts the fixed rate on the Notes to a floating rate of interest. On a semi-annual basis, the Company pays the counterparty a floating rate of interest based on LIBOR plus a spread of 297 basis points and receives payments based on a fixed rate of 8%.

In April 2000, the Company sold $30 million of 8% Senior Notes due 2010 ("Senior Notes") in a public offering. Interest on the Senior Notes is paid semi-annually. The Senior Notes contain provisions that give the estates or heirs of deceased Senior Note holders the right to request that the Company redeem their Senior Notes. During 2001 and 2000, the Company redeemed $10,000 and $50,000, respectively, of Senior Notes in accordance with these provisions.

The Company also sold $105 million of 8.95% Remarketable or Redeemable Securities ("ROARS") in a public offering in June 2000. The ROARS were issued at a discount of approximately $.3 million. Interest on the ROARS is payable semi-annually. The ROARS mature in July 2008; however, the Company may purchase, or be required to purchase, all of the ROARS in July 2003 if they are not remarketed as discussed below. In conjunction with the sale of the ROARS, the Company entered into a remarketing agreement with Banc of America Securities LLC ("BAS") under which BAS has the option to purchase all the ROARS in July 2003 or any subsequent remarketing date. The Company received an option premium of approximately $2.5 million for the remarketing option, which is included with the ROARS in long-term debt in the Company's Consolidated Statements of Financial Position. The option premium is being amortized to income over the life of the ROARS.

If BAS purchases the ROARS in July 2003, they will remarket the ROARS at a new interest rate in accordance with the terms of the ROARS. If BAS does not exercise its option to purchase the ROARS in July 2003 then the Company is required to redeem all of the ROARS at that time.

The Company used the entire net proceeds from the sale of the Senior Notes and ROARS to repay a portion of the bridge loan utilized for the acquisition of ENSTAR.

The Company's long-term and short-term debt agreements contain restrictive financial covenants including, among others, maintaining a Fixed Charges Coverage Ratio (as defined in the agreements) of at least 1.50 and placing limits on the payment of dividends beyond certain levels. Non-compliance with these convenants could result in an acceleration of the due dates for the debt obligations under the agreements. As of December 31, 2001, the Fixed Charges Coverage Ratio was 1.55 and the Company was in compliance with all of the covenants in these agreements. The Company has currently projected its financial covenants for each of the four quarters during 2002, based on the Company's forecasted operating results for the year, and these forecasted results show that the Company would be able to remain in compliance with all of its covenants during 2002. However, these forecasted results are dependent on several internal assumptions and external factors. If these assumptions or factors differ from management's current expectations, they could have an adverse impact on the Company's ability to remain in compliance with its covenants during 2002.

The most significant assumptions and factors that could impact the ongoing compliance with these covenants include the effects of weather on the Company's operating results; the outcome of the ENSTAR rate case compared to management's expectations; the ability of the Company to improve its operating results with the implementation of the Company's new strategic direction; and the completion of an asset impairment test under SFAS 142 (to be adopted by the Company during 2002).

In the event the Company is not able to remain in compliance with these covenants, management plans to request a modification of the covenants or a waiver of certain covenant provisions.

There are no annual sinking fund requirements for the Company's existing debt over the next five years. Debt maturing over the next five years includes the maturity of $30 million of 6.83% notes in 2002, $55 million of 8.0% notes in 2004 and $15 million of 6.5% medium-term notes in 2005. In addition, the Company may purchase, or be required to purchase, the $105 million of ROARS in July 2003 if they are not remarketed as discussed previously. At December 31, 2001, the $30 million of 6.83% notes due in 2002 are reflected as current maturities of long-term debt in the Consolidated Statements of Financial Position.

NOTE 6. SHORT-TERM BORROWINGS

The Company currently maintains unsecured lines of credit with banks totaling $145 million, all of which is committed facilities. The outstanding balances owed by the Company on these lines of credit at December 31, 2001, 2000 and 1999 were $105.5 million, $133.4 million, and $84.6 million, respectively. Interest on all such lines are at variable rates, which do not exceed the banks' prime lending rates. These arrangements expire during June and July 2002 and the Company expects to put in place lines of credit with comparable terms. In addition, the Company had a $290 million short-term unsecured bridge loan, which was used to acquire ENSTAR on November 1, 1999. The bridge loan was repaid during 2000.

Years ended December 31,	2001	2000	1999
(000's)			
Notes payable balance at year end	$ 107,957	$ 134,142	$ 376,629
Unused lines of credit at year end	$ 39,500	$ 26,650	$ 25,400
Average interest rate at year end	2.6%	7.3%	7.1%
Maximum borrowings at any month-end	$ 122,033	$ 371,621	$ 377,585
Average borrowings	$ 101,362	$ 214,813	$ 91,279
Weighted average cost of borrowings	4.8%	7.2%	6.5%

NOTE 7. FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments:

Cash, Temporary Cash Investments, Accounts Receivables, Payables and Notes Payable. The carrying amount approximates fair value because of the short maturity of those instruments.

Long-Term Debt. The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or, where no market quotes are available, based on discounted future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. Although the current fair value of the long-term debt may differ from the current carrying amount, settlement of the reported debt is generally not expected until maturity.

The table below shows the estimated fair values of the Company's long-term debt as of December 31, 2001 and 2000.

December 31,	2001	2000
(000's)		
Long-term debt, including current maturities		
Carrying amount	$ 368,966	$ 307,930
Fair value	385,416	319,214

NOTE 8. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pensions. The Company has defined benefit pension plans that cover the employees of certain companies in the consolidated group. Pension plan benefits are generally based upon years of service or a combination of years of service and compensation during the final years of employment. The Company's funding policy is to contribute amounts annually to the plans based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. The Company also has a supplemental executive retirement plan ("SERP"), which is an unfunded defined benefit pension plan.

During 2000, certain pension plans covering employees at the Company's gas distribution operations and corporate offices in Michigan and Alaska were amended. The amendments to certain of the plans included a special frozen benefit for certain eligible employees. In conjunction with the amendments, the Company offered early retirement programs to certain eligible employees. The programs gave the employees the options of receiving either a lump-sum pension benefit payment or an immediate annuity. Sixty-three employees elected to take the early retirement offer. As a result of the 2000 early retirement program, the Company incurred a one-time gain which reduced 2000 net periodic pension costs by approximately $.4 million.

Because of unfavorable returns on pension plan assets in 2000 and 2001, certain pension plans were underfunded at December 31, 2001. As a result, a minimum pension liability of $3.0 million was recorded during 2001.

Other Postretirement Benefits. The Company has postretirement benefit plans that provide certain medical and prescription drug benefits to qualified retired employees, their spouses and covered dependents. Determination of benefits is based on a combination of the retiree's age and years of service at retirement. The Company accounts for retiree medical benefits in accordance with SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires the full accrual of such costs during the years that the employee renders service to the Company until the date of full eligibility.

In 2001, 2000 and 1999, the Company expensed retiree medical costs of $1.9 million, $1.5 million and $1.4 million, respectively. The retiree medical expense for each of those years includes $0.9 million of amortization of previously deferred retiree medical costs. Prior to getting regulatory approval for the recovery of retiree medical benefits in rates, the Michigan gas distribution operation deferred, as a regulatory asset, any portion of retiree medical expense that was not yet provided for in customer rates. After receiving rate approval for recovery of such costs, the Company began amortizing, as retiree medical expense, the amounts previously deferred.

The Company has certain Voluntary Employee Benefit Association ("VEBA") trusts to fund its retiree medical benefits and contributed $0.5 million, $3.0 million and $2.5 million to the trusts in 2001, 2000 and 1999, respectively. The Company can also partially fund retiree medical benefits on a discretionary basis through an Internal Revenue Code Section 401(h) account. No cash contributions were made to the 401 (h) account in 2001, 2000 and 1999.

The following two tables provide reconciliations of the plan benefit obligations, plan assets, funded status of the plans and components of net periodic benefit costs.

	Pension Benefits			Other Postretirement Benefits		
Years ended December 31,	**2001**	2000	1999	**2001**	2000	1999
(000's)						
Components of net benefit cost						
Service cost	**$ 2,097**	$ 1,988	$ 1,514	**$ 348**	$ 364	$ 358
Interest cost	**4,054**	4,076	3,157	**2,527**	2,235	2,137
Expected return on plan assets	**(5,897)**	(6,600)	(4,547)	**(2,150)**	(1,967)	(1,514)
Amortization of transition obligation	**53**	53	161	**921**	920	1,228
Amortization of prior service costs	**150**	106	73	-	-	-
Amortization of net (gain) or loss	**(301)**	(502)	(727)	**(601)**	(950)	(1,712)
Amortization of regulatory asset	-	-	-	**899**	899	899
Net gain due to special termination benefits	-	(354)	-	-	-	-
Net benefit cost (credit)	**$ 156**	$ (1,233)	$ (369)	**$ 1,944**	$ 1,501	$ 1,396

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	**2001**	2000
(000's)				
Change in benefit obligation				
Benefit obligation at January 1	**$ 57,184**	$ 57,218	**$ 34,323**	$ 33,350
Service cost	**2,097**	1,988	**348**	364
Interest cost	**4,054**	4,076	**2,527**	2,235
Actuarial (gain) loss	**3,461**	(713)	**(1,671)**	184
Benefits paid from plan assets	**(5,615)**	(2,952)	**-**	-
Benefits paid from corporate assets, net of participant contributions	**-**	-	**(1,563)**	(1,316)
Plan amendments	**(6)**	940	**-**	(3,992)
Loss from reduction in workforce	**-**	440	**-**	3,498
Lump sums paid for reduction in workforce	**-**	(8,501)	**-**	-
Special termination benefits	**-**	4,688	**-**	-
Benefit obligation at December 31	**$ 61,175**	$ 57,184	**$ 33,964**	$ 34,323
Change in plan assets				
Fair value of plan assets at January 1	**$ 62,579**	$ 76,036	**$ 22,851**	$ 20,991
Actual return on plan assets	**(3,034)**	(2,004)	**(1,387)**	(1,140)
Company contributions	**-**	-	**500**	3,000
Benefits paid from plan assets	**(5,615)**	(2,952)	**-**	-
Lump sums paid for reduction in workforce	**-**	(8,501)	**-**	-
Fair value of plan assets at December 31	**$ 53,930**	$ 62,579	**$ 21,964**	$ 22,851
Reconciliation of funded status of the plans				
Funded (unfunded) status	**$ (7,245)**	$ 5,395	**$ (12,000)**	$ (11,472)
Unrecognized net (gain) loss	**8,968**	(3,725)	**(6,104)**	(8,571)
Unrecognized prior service cost	**824**	980	**-**	-
Unrecognized net transition obligation	**65**	118	**10,137**	11,058
Additional minimum pension liability	**(2,983)**	-	**-**	-
Prepaid (accrued) benefit cost	**$ (371)**	$ 2,768	**$ (7,967)**	$ (8,985)
Weighted average assumptions as of December 31				
Discount rate	**7.25%**	7.50%	**7.25%**	7.50%
Expected long-term rate of return on plan assets	**9.75%**	9.75%	**9.75%**	9.75%
Rate of compensation increase	**4.00-5.00%**	4.00-5.00%	**4.00-5.00%**	4.00-5.00%

The 2001 postretirement medical costs were developed based on the health care plan in effect at January 1, 2001. As of December 31, 2001, the actuary assumed that retiree medical cost increases in 2002 would be 6.6% and prescription drug cost increases in 2002 would be 8.0%. The actuary also assumed that the rate of increase in retiree medical costs and prescription drug costs would decrease uniformly to 5.5% in 2005 and thereafter. The health care cost trend rate assumption significantly affects the amounts reported. For example, a one percentage point increase in each year would increase the accumulated retiree medical obligation as of December 31, 2001 by $4.8 million and the aggregate of the service and interest cost components of net periodic retiree medical costs for 2001 by $.5 million.

401(K) Plans and Profit Sharing Plans. The Company has defined contribution plans, commonly referred to as 401(k) plans, covering the employees of certain of its businesses or divisions. Certain of the 401(k) plans contain provisions for Company matching contributions. The amount expensed for the Company match provisions was $1.1 million for 2001 and 2000 and $.7 million for 1999.

The Company has profit sharing plans, covering the employees of certain of its businesses or divisions. Annual contributions are generally discretionary or determined by a formula which contains minimum contribution requirements. Profit sharing expense was $.3 million for 2001 and 2000 and $.5 million for 1999.

NOTE 9. STOCK-BASED COMPENSATION

At the Company's 1997 annual meeting, the shareholders approved a long-term incentive plan providing for the issuance of up to 500,000 shares of non-qualified common stock options over the next ten years adjusted for any subsequent stock dividends and stock splits. During 2000, the Company's Board of Directors approved a second such plan that provides for the issuance of non-qualified stock options up to an amount not to exceed five percent of the total outstanding shares of the Company. The options are reserved for the executives and directors of the Company and are awarded based upon both the Company's and individual's performance. The options vest at the rate of 33 1/3% per year beginning one year after the date of grant and expire ten years after the grant date.

The exercise price of all the options granted is equal to the average of the high and low market price on the options' grant date. Both the number of options granted and the exercise price are adjusted accordingly for any stock dividends and stock splits occurring during the options' life. Fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model and the weighted average assumptions shown in the table below.

	2001	2000	1999
Risk-free interest rate	**4.92%**	6.55%	5.28%
Dividend yield	**5.86%**	6.98%	5.29%
Volatility	**29.42%**	24.96%	20.84%
Average expected term (years)	**5**	5	5
Fair value of options granted	**$ 2.57**	$ 1.80	$ 2.20

Employee stock options available for grant were 529,000 and 1,011,000 at December 31, 2001 and 2000, respectively. The following table shows the stock option activity during the past three years and the number of stock options exercisable under the Company's plans at the end of each such year.

	Number of Shares	Average Price Per Share ($)
Outstanding at December 31, 1998	217,630	16.40
Granted	111,501	15.54
Exercised	-	-
Canceled	(11,345)	16.11
Outstanding at December 31, 1999	317,786	16.16
Granted	192,701	12.07
Exercised	-	-
Canceled	(44,707)	14.18
Outstanding at December 31, 2000	465,780	14.65
Granted	555,040	14.33
Exercised	(667)	11.94
Canceled	(71,404)	14.25
Outstanding at December 31, 2001	948,749	14.49
Options exercisable at December 31, 1999	95,088	16.39
Options exercisable at December 31, 2000	200,924	16.38
Options exercisable at December 31, 2001	298,403	15.48

The Company accounts for all stock options under the provisions and related interpretations of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees." In accordance with SFAS 123, "Accounting for Stock-Based Compensation," the Company has chosen to continue accounting for these transactions under APB 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS 123. If compensation expense had been determined in a manner consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

Years Ended December 31,	**2001**	2000	1999
(000's)			
Net income (loss)			
As reported	**$ (6,361)**	$ 16,693	$ 17,659
Pro forma	**$ (6,664)**	$ 16,517	$ 17,501
Earnings per share - basic			
As reported	**$ (0.35)**	$ 0.93	$ 1.00
Pro forma	**$ (0.37)**	$ 0.92	$ 0.99
Earnings per share - diluted			
As reported	**$ (0.35)**	$ 0.90	$ 1.00
Pro forma	**$ (0.37)**	$ 0.89	$ 0.99

NOTE 10. BUSINESS SEGMENTS

The Company follows SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," which specifies standards for reporting information about operating segments ("business segments") in annual financial statements and requires selected information in interim financial statements. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, to make decisions on how to allocate resources and to assess performance. The Company's chief operating decision making group is the Chief Executive Officer ("CEO") and certain other executive officers who report directly to the CEO. The operating segments are organized and managed separately because each segment offers different products or services. The Company evaluates the performance of its business segments based on the operating income generated. Operating income does not include income taxes, interest expense, discontinued operations, and non-operating income and expense items.

Under SFAS 131, an operating segment that does not exceed certain quantitative levels is not considered a reportable segment. Instead, the results of all segments that do not exceed the quantitative thresholds can be combined and reported as one segment and referred to as "all other." The Company's propane, pipelines and storage business segment and information technology service segment did not meet these quantitative thresholds and could have been grouped into the "all other" category. However, the Company has decided to voluntarily disclose information on these business segments.

The Company currently operates four reportable business segments. They are gas distribution, construction services, information technology service, and propane, pipelines and storage. Refer to Note 1 for a brief description of each business segment.

In December 2001, the Company's Board of Directors approved a plan to redirect the Company's business strategy, which includes the divestiture of its engineering services business and certain regions of its construction operation. The operating results of the engineering services business are segregated and reported as discontinued operations in the Consolidated Statements of Income. For further information refer to Note 14. The Company sold the subsidiary comprising its energy marketing business effective March 31, 1999.

The accounting policies of the Company's four operating segments are the same as those described in Note 1 except that intercompany transactions have not been eliminated in determining individual segment results. The following table provides business segment information as well as a reconciliation ("Corporate and other") of the segment information to the applicable line in the consolidated financial statements. Corporate and other includes corporate related expenses not allocated to segments, intercompany eliminations and results of other smaller operations.

Years Ended December 31,	2001	2000	1999
(000's)			
Operating revenues [a]			
Gas distribution	$ 324,365	$ 307,851	$ 216,831
Construction services	126,205	105,231	58,272
Information technology services [b]	10,275	5,184	-
Propane, pipelines and storage	7,443	6,949	6,284
Energy marketing	-	-	96,904
Corporate and other [c]	(22,465)	(14,890)	(8,369)
Total consolidated revenues	$ 445,823	$ 410,325	$ 369,922
Depreciation and amortization [a]			
Gas distribution	$ 27,180	$ 26,272	$ 14,955
Construction services	7,504	5,360	3,233
Information technology services [b]	397	60	-
Propane, pipelines and storage	1,008	999	1,092
Energy marketing	-	-	36
Corporate and other	416	360	426
Total consolidated depreciation	$ 36,505	$ 33,051	$ 19,742
Operating income (loss) [a]			
Gas distribution	$ 50,337	$ 62,876	$ 40,134
Construction services	(1,374)	3,676	2,611
Information technology services [b]	431	481	-
Propane, pipelines and storage	1,871	1,530	2,341
Energy marketing	-	-	(341)
Corporate and other	(6,874)	(3,330)	(2,342)
Total consolidated operating income	$ 44,391	$ 65,233	$ 42,403
Assets			
Gas distribution	$ 734,115	$ 741,593	$ 713,900
Construction services	74,453	69,276	52,620
Engineering services [a]	4,302	8,837	9,477
Information technology services [b]	4,384	1,808	-
Propane, pipelines and storage	23,125	24,827	28,399
Corporate and other	23,169	4,882	10,787
Total consolidated assets	$ 863,548	$ 851,223	$ 815,183
Capital investments [d]			
Gas distribution	$ 34,074	$ 47,466	$ 312,653
Construction services	14,855	15,318	21,720
Engineering services [a]	275	209	2,499
Information technology services [b]	1,960	2,143	-
Propane, pipelines and storage	335	251	1,318
Corporate and other	3,945	3,033	1,971
Total consolidated capital investments	$ 55,444	$ 68,420	$ 340,161

(a) Effective December 2001, the Company began accounting for the engineering services business as a discontinued operation. Accordingly, its operating results are segregated and reported as discontinued operations in the Consolidated Statements of Income, with prior years restated.

(b) Operations began for the information technology services segment in April 2000.

(c) Includes the elimination of intercompany construction service revenue of $12,986,000, $9,694,000 and $8,307,000 for 2001, 2000 and 1999, respectively. Includes the elimination of intercompany information technology revenue of $9,349,000 and $5,032,000 for 2001 and 2000, respectively. Includes the elimination of intercompany energy marketing revenue of $49,000 for 1999.

(d) Capital investments include purchases of property, plant and equipment and net amounts paid for business acquisitions, including non-cash amounts such as deferred payments and the value, at the time of issuance, of Company stock issued as part of the acquisitions.

NOTE 11. EARNINGS PER SHARE

The Company computes earnings per share ("EPS") in accordance with SFAS 128, "Earnings per Share." SFAS 128 requires the computation and presentation of two EPS amounts, basic and diluted. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted EPS is similar to that of basic EPS except that the weighted average number of common shares outstanding is increased to include any shares that would be available if outstanding stock options, stock purchase contracts, or convertible securities ("dilutive securities") were exercised. Accordingly, income available to common shareholders is also adjusted for any changes to income that would result from the assumed conversion of the dilutive securities. The diluted EPS calculation excludes the affect of stock options when their exercise prices exceed the average market price of the Company's common stock during the period and excludes the affect of stock purchase contracts when their reference price exceeds the average market price of common stock during the period.

The following table provides the computations of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999.

Years ended December 31,	2001	2000	1999
(000's, except per share amounts)			
Basic earnings per share computation			
Net income (loss) from continuing operations	$ (239)	$ 16,598	$ 18,022
Discontinued operations [a]	(6,122)	95	(363)
Net income (loss) available to common shareholders	$ (6,361)	$ 16,693	$ 17,659
Weighted average common shares outstanding	18,106	17,999	17,697
Earnings per share - basic			
Net income (loss) from continuing operations	$ (0.01)	$ 0.92	$ 1.02
Discontinued operations [a]	(0.34)	0.01	(0.02)
Net income (loss) available to common shareholders	$ (0.35)	$ 0.93	$ 1.00
Diluted earnings per share computation			
Net income (loss) from continuing operations	$ (239)	$ 16,598	$ 18,022
Adjustment for effect of assumed conversions:			
Preferred convertible stock dividends	-	-	13
Adjusted net income (loss) from continuing operations	(239)	16,598	18,035
Discontinued operations [a]	(6,122)	95	(363)
Net income (loss) available to common shareholders	$ (6,361)	$ 16,693	$ 17,672
Weighted average common shares outstanding	18,106	17,999	17,697
Incremental shares from assumed conversions of:			
FELINE PRIDES - stock purchase contracts [b]	-	599	-
Preferred convertible stock	-	-	22
Stock options [b]	-	21	1
Diluted weighted average common shares outstanding [b]	18,106	18,619	17,720
Earnings per share - diluted			
Net income (loss) from continuing operations	$ (0.01)	$ 0.89	$ 1.02
Discontinued operations [a]	(0.34)	0.01	(0.02)
Net income (loss) available to common shareholders	$ (0.35)	$ 0.90	$ 1.00

(a) Effective December 2001, the Company began accounting for the engineering services business as a discontinued operation. Accordingly, its operating results are segregated and reported as discontinued operations in the Consolidated Statements of Income, with prior years restated.
(b) The FELINE PRIDES and stock options were not included in the computation of diluted earnings per share for 2001 because their effect was antidilutive.

NOTE 12. INVESTMENTS IN AFFILIATES

The equity method of accounting is used for interests where the Company has significant influence, but does not control the entity. At December 31, 2001, the Company's only investment in affiliates was a 50% ownership interest in the Eaton Rapids Gas Storage System. During 2000, the Company sold its 50% interest in the Michigan Intrastate Lateral System and its 50% interest in the Michigan Intrastate Pipeline System. Investments in unconsolidated affiliates are reported in deferred charges and other assets in the Consolidated Statements of Financial Position. The table below summarizes the combined financial information for investments in affiliates.

(000's)	**2001**	2000	1999
Net sales	**$ 5,714**	$ 5,806	$ 6,071
Operating income	**$ 3,489**	$ 3,579	$ 3,486
Net income	**$ 2,379**	$ 2,372	$ 1,956
The Company's share of net income	**$ 1,190**	$ 1,186	$ 978
Current assets	**$ 3,598**	$ 1,435	$ 1,637
Non-current assets	**20,552**	22,767	26,903
Total assets	**$ 24,150**	$ 24,202	$ 28,540
Current liabilities	**$ 3,332**	$ 2,024	$ 4,266
Non-current liabilities	**12,567**	13,023	15,274
Equity	**8,251**	9,155	9,000
Total liabilities and equity	**$ 24,150**	$ 24,202	$ 28,540
The Company's equity investment	**$ 4,126**	$ 4,165	$ 4,207

NOTE 13. COMMITMENTS AND CONTINGENCIES

Capital Investments. The Company's plans for expansion and improvement of its business properties are continually reviewed. Aggregate capital expenditures for property in 2002 are projected at approximately $40 million. The Company has no plans to incur additional expenditures for business acquisitions in 2002.

Lease Commitments. The Company leases buildings, vehicles and equipment. The resulting leases are classified as operating leases in accordance with SFAS 13, "Accounting for Leases." Vehicle leases comprise a significant portion of total lease expense. Leases on the majority of the Company's new vehicles are for a minimum of twelve months. The Company has the right to extend each vehicle lease annually and to cancel the extended lease at any time.

The Company's future minimum lease payments that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2001 totaled $8.7 million consisting of (in millions): 2002 - $1.5; 2003 - $1.4; 2004 - $1.4; 2005 - $1.0; 2006 - $.8 and thereafter - $2.6. Total lease expense approximated $2.5 million, $2.3 million and $2.3 million in 2001, 2000 and 1999, respectively. The annual future minimum lease payments are substantially less than the lease expense incurred in 1999 through 2001 because most of the vehicle leases at December 31, 2001 were on a month-to-month basis and were subject to cancellation at any time. However, management expects to renew or replace substantially all leases.

Environmental Issues. Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. The Company owns seven Michigan sites which formerly housed such manufacturing facilities and expects that it will ultimately incur investigation and remedial action costs at some of these sites, and a number of other sites. The Company has closed one site with the approval of the appropriate environmental regulatory authority in the State of Michigan, and has developed plans to conduct field investigations at two other sites. The extent of the Company's liabilities and potential costs in connection with these sites cannot be reasonably estimated at this time. In accordance with an MPSC accounting order, any environmental investigation and remedial action costs will be deferred and amortized over ten years. Rate recognition of the related amortization expense will not begin until after a prudence review in a general rate case.

Personal Property Taxes. In 1998, the Company began filing its personal property tax information with local taxing jurisdictions, using a revised calculation of the value of personal property subject to taxation. The revised calculation excludes intangible costs from the value of personal property. A number of local taxing jurisdictions have accepted the revised calculation, and the Company recorded lower property tax expense in the years 1998 through 2001 associated with the accepting taxing jurisdiction. The Company has also filed appeals to recover excess payments made in 1996 and 1997 based on the revised calculation and recorded lower property tax expense as a result of the filings.

Additionally, the Company and other Michigan utilities have asserted that Michigan's valuation tables result in the substantial overvaluation of utility personal property. Valuation tables established by the Michigan State Tax Commission ("STC") are used to estimate the reduction in value of personal property based on the property's age. In November 1999, the STC approved new valuation tables that more accurately recognize the value of a utility's personal property. The new tables became effective in 2000 and are being used for current year assessments in most jurisdictions. However, several local taxing jurisdictions have taken legal action attempting to prevent the STC from implementing the new valuation tables and have continued to prepare assessments based on the superceded tables.

The Company will seek to apply the new tables retroactively and to ultimately settle the pending tax appeals related to prior periods. This is a solution supported by the STC in the past. The legal action, along with possible additional appeals by local taxing jurisdictions or negotiated settlements, may delay the time period for recovery and ultimately impact the amount of recovery. As of December 31, 2001, the Company had a receivable of approximately $4.0 million recorded for the Company's estimated recovery of these prior year excess property tax payments.

Contingencies. The terms of certain of the Company's acquisition agreements in 1999 provided for additional consideration to be paid if certain results were achieved. The former owners of PinPoint and K&B were given the opportunity to receive additional consideration if future results of operations exceed certain targeted levels. During 2000 and 2001, the Company made payments of $0.1 million and $0.5 million, respectively, to the former owners of Pinpoint in full settlement of its agreement. As a result, the Company has no further obligation to pay additional consideration in connection with the acquisition of Pinpoint. The amounts potentially payable to the former owners of K&B are subject to set-off for certain liabilities. There has been no additional consideration paid in connection with the K&B acquisition.

In the normal course of business, the Company may be a party to certain lawsuits and administrative proceedings before various courts and government agencies. These lawsuits and proceedings may involve personal injury, property damage, contractual issues and other matters. Management cannot predict the ultimate outcome of any pending or threatening litigation or of actual or possible claims; however, management believes resulting liabilities, if any, will not have a material adverse impact upon the Company's financial position or results of operations.

NOTE 14. RESTRUCTURING AND DISCONTINUATION OF OPERATIONS

During the fourth quarter of 2001, the Company announced a redirection of its business strategy. The Company is restructuring corporate, business unit and operational structures. This will involve the integration of the Company's Michigan and Alaska gas distribution divisions and the closure of the Company's Houston-based engineering and construction headquarters and related consolidation of administrative functions in Michigan. The redirection will also involve the divestiture of the Company's engineering services business and certain regions of the construction operation that are not likely to contribute to shareholder value in the near term. The new strategy will concentrate more on profitable growth within each line of business and less on acquisitions. In December 2001 a plan was approved by the Board of Directors to accomplish the strategic redirection and reorganization, and it is anticipated that the restructuring and divestitures, under this plan, will be completed by November 30, 2002.

The Company recorded $6.1 million of restructuring and impairment charges in the fourth quarter of 2001 for the planned restructuring activities and the divestiture of certain regions of its construction business. The charges are included in operating expenses in the Consolidated Statements of Income and include severance expense, costs associated with terminating leases, writedowns of certain construction operations and other related expenses.

The planned divestiture of the Company's engineering services business has been accounted for as a discontinued operation and, accordingly, the operating results and the estimated loss on the disposal of this business segment are segregated and reported as discontinued operations in the Consolidated Statements of Income, with prior years restated. Operating results, net of income taxes, from discontinued operations were $(1.1) million, $0.1 million and $(0.4) million for 2001, 2000 and 1999, respectively. In the fourth quarter of 2001, the Company recorded a loss of $5.0 million, net of income taxes, for the estimated loss the Company expects to incur on the disposal of its engineering business segment, including estimated losses from operations during the phase-out period. Components of amounts reflected in the Consolidated Statements of Income and Consolidated Statements of Financial Position for the engineering services business are presented in the following table.

	2001	2000	1999
(000's)			
Consolidated statements of income data			
Revenues	$ 12,247	$ 20,655	$ 17,485
Operating expenses	14,340	20,630	17,998
Operating income (loss)	(2,093)	25	(513)
Other income (deductions)	257	122	(76)
Income taxes	(694)	52	(226)
Income (loss) from discontinued operations	$ (1,142)	$ 95	$ (363)
Estimated loss on divestiture of discontinued operations, including provisions for losses during phase-out period, net of income tax benefits of $2,429.	$ (4,980)	$ -	$ -
Consolidated statements of financial position data			
Current assets	$ 4,050	$ 5,136	$ 6,648
Property, plant and equipment, net	250	1,233	1,451
Deferred charges and other assets, net	2	2,468	1,378
Current liabilities	(4,880)	(3,401)	(3,861)
Deferred credits and other liabilities	-	(911)	(883)
Net assets of discontinued operations held for sale	$ (578)	$ 4,525	$ 4,733

NOTE 15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

In the opinion of the Company, the following quarterly information includes all adjustments necessary for a fair statement of the results of operations for such periods. Earnings and dividends per share for each quarter are calculated based upon the weighted average number of shares outstanding during each quarter. As a result, adding the earnings or dividends per share for each quarter of a year may not equal annual earnings or dividends per share due to changes in shares outstanding throughout the year. Due to the seasonal nature of the Company's gas distribution business, the results of operations reported on a quarterly basis show substantial variations.

Quarters	First	Second	Third	Fourth
(000's, except per share amounts)				
2001 (a)				
Operating revenues	**$ 149,978**	**$ 86,512**	**$ 76,804**	**$ 132,529**
Operating income	**25,666**	**5,344**	**939**	**12,442**
Net income (loss) from continuing operations	**9,478**	**(3,345)**	**(6,503)**	**131**
Net income (loss) available to common shareholders	**9,056**	**(3,339)**	**(6,645)**	**(5,433)**
Earnings per share from net income (loss) from continuing operations:				
- basic	**0.52**	**(0.19)**	**(0.36)**	**0.01**
- diluted	**0.50**	**(0.19)**	**(0.36)**	**0.01**
Earnings per share from net income (loss) available to common shareholders:				
- basic	**0.50**	**(0.18)**	**(0.37)**	**(0.30)**
- diluted	**0.48**	**(0.18)**	**(0.37)**	**(0.30)**
Cash dividends per share	**0.210**	**0.210**	**0.210**	**0.210**
2000 (a)				
Operating revenues	$ 126,637	$ 72,754	$ 68,167	$ 142,767
Operating income	26,199	4,531	4,206	30,297
Net income (loss) from continuing operations	11,966	(3,165)	(4,611)	12,408
Net income (loss) available to common shareholders	11,994	(3,074)	(4,749)	12,522
Earnings per share from net income (loss) from continuing operations:				
- basic	0.67	(0.18)	(0.26)	0.69
- diluted	0.67	(0.18)	(0.26)	0.64
Earnings per share from net income (loss) available to common shareholders:				
- basic	0.67	(0.17)	(0.26)	0.69
- diluted	0.67	(0.17)	(0.26)	0.65
Cash dividends per share	0.205	0.210	0.210	0.210

(a) 2001 and 2000 results have been restated to reflect the reclassification of the results of operations for the Company's engineering services business from the continuing operations section of the Consolidated Statements of Income to the discontinued operations section.

Years Ended December 31,	2001	2000	1999	1998
Income statement data (000's)				
Operating revenue	**$ 445,823**	$ 410,325	$ 369,922	$ 596,548
Operating expenses				
Cost of gas sold	**$ 184,973**	$ 161,945	$ 117,789	$ 109,388
Cost of gas marketed	**-**	-	95,632	386,691
Operations and maintenance	**162,289**	140,236	85,696	55,064
Depreciation	**36,505**	33,051	19,742	15,167
Property and other taxes	**11,562**	9,860	8,660	8,981
Restructuring charge	**6,103**	-	-	-
	$ 401,432	$ 345,092	$ 327,519	$ 575,291
Operating Income	**$ 44,391**	$ 65,233	$ 42,403	$ 21,257
Other income (deductions)	**(29,449)**	(32,077)	(16,750)	(8,986)[i]
Income (loss) before income taxes and dividends on trust preferred securities	**$ 14,942**	$ 33,156	$ 25,653	$ 12,271
Income taxes	**6,578**	11,554	7,631	5,188
Dividends on trust preferred securities, net of income tax	**8,603**	5,004	-	-
Net income (loss) from continuing operations	**$ (239)**	$ 16,598	$ 18,022	$ 7,083
Discontinued operations, extraordinary charges *and changes in accounting methods*	**(6,122)** [f]	95 [f]	(363) [f]	2,957 [f]-[h]
Net income (loss) available to common shareholders	**$ (6,361)** [f]	$ 16,693 [f]	$ 17,659 [f]	$ 10,040 [f]-[i]
Common dividends	**15,193**	15,033	15,272	11,836
Earnings (deficit) reinvested in the business	**$ (21,554)**	$ 1,660	$ 2,387	$ (1,796)
Common stock data				
Average shares outstanding (000's) [a]				
Basic	**18,106**	17,999	17,697	15,906
Diluted [b]	**18,106**	18,619	17,720	[b]
Earnings per share on net income (loss) available to common shareholders [a]				
Basic	**$ (0.35)** [f]	$ 0.93 [f]	$ 1.00 [f]	$ 0.63 [f]-[i]
Diluted [b]	**$ (0.35)** [f]	$ 0.90 [f]	$ 1.00 [f]	$ 0.63
Dividends paid per share [a]	**$ 0.839**	$ 0.835	$ 0.863 [h]	$ 0.744
Dividends payout ratio	**N/A**	90.1%	86.5%	117.9%
Book value per share [a] [c]	**$ 6.24**	$ 7.50	$ 7.95	$ 7.61
Market value per share [a] [c] [d]	**$ 10.75**	$ 15.56	$ 11.81	$ 16.31
Number of registered common shareholders [c]	**9,327**	9,517	9,217	9,336
Balance sheet data (000's) [c]				
Total assets	**$ 863,548**	$ 851,223	$ 815,183	$ 489,662
Capitalization				
Long-term debt [e]	**$ 368,966**	$ 307,930	$ 170,000	$ 170,000
Company-obligated mandatorily redeemable trust preferred securities of subsidiaries	**139,394**	139,374	-	-
Preferred stock	**-**	-	-	3,255
Common equity	**113,810**	135,472	142,340	132,228
	$ 622,170	$ 582,776	$ 312,340	$ 305,483
Financial ratios				
Capitalization				
Long-term debt [e]	**59.3%**	52.8%	54.4%	55.6%
Company-obligated mandatorily redeemable trust preferred securities of subsidiaries	**22.4%**	23.9%	-	-
Preferred stock	**-**	-	-	1.1%
Common equity	**18.3%**	23.3%	45.6%	43.3%
	100.0%	100.0%	100.0%	100.0%
Return on average common equity	**(5.1)%**	12.0%	12.9%	8.8%

(a) Adjusted to give effect to 5 percent stock dividends in May each year, 1991 through 1998.

(b) Prior to 1999, diluted average common shares outstanding were not materially different than basic average common shares outstanding. Therefore, there was no dilutive impact on earnings per share.

(c) At year end.

(d) Amounts prior to 1997 based on closing bid price. Amounts for 1997 and subsequent years, based on closing stock price.

(e) Includes current maturities of long-term debt.

(f) Includes, net of tax, $(6,122) or $(.34) per share, $95 or $.01 per share, ($363) or ($.02) per share, $1,672 or $.11 per share, $504 or $.03 per share, $41 or $.00 per share in 2001, 2000, 1999, 1998, 1997 and 1996, respectively, attributable to the reclassification of the operating results of the engineering services business to discontinued operations.

1997	1996	1995	1994	1993	1992	1991
$ 770,272	$ 544,949	$ 335,538	$ 372,430	$ 288,963	$ 251,526	$ 231,522
$ 150,967	$ 151,135	$ 120,619	$ 135,669	$ 139,051	$ 121,643	$ 111,005
518,157	308,619	130,087	153,973	67,474	52,347	46,237
50,562	40,669	36,217	35,558	34,496	33,590	33,425
12,863	11,317	12,035	11,549	12,468	12,344	12,138
9,334	8,648	7,966	8,186	8,446	7,729	7,193
-	-	-	-	-	-	-
$ 741,883	$ 520,388	$ 306,924	$ 344,935	$ 261,935	$ 227,653	$ 209,998
$ 28,389	$ 24,561	$ 28,614	$ 27,495	$ 27,028	$ 23,873	$ 21,524
(5,240) [j]	(44,672) [l]	(11,132)	(11,658)	(11,612)	(11,022)	(10,791)
$ 23,149	$ (20,111)	$ 17,482	$ 15,837	$ 15,416	$ 12,851	$ 10,733
8,228	(7,308)	6,151	4,559	5,676	3,640	3,432
-	-	-	-	-	-	-
$ 14,921	$ (12,803)	$ 11,331	$ 11,278	$ 9,740	$ 9,211	$ 7,301
504 [f]	41 [f]	-	(1,286) [g]	(177) [g]	(901) [g]	-
$ 15,425 [f][j]	$ (12,762) [f][l]	$ 11,331	$ 9,992 [g]	$ 9,563 [g]	$ 8,310 [g]	$ 7,301
10,225	9,814	9,230	8,656	7,419	6,875	6,385
$ 5,200	$ (22,576)	$ 2,101	$ 1,336	$ 2,144	$ 1,435	$ 916
14,608 [b]	14,573 [b]	13,696 [b]	13,440 [b]	12,155 [b]	11,835 [b]	11,533 [b]
$ 1.06 [f][j]	$ (0.88) [f][l]	$ 0.83	$ 0.74 [g]	$ .79 [g]	$ 0.70 [g]	$ 0.63
$ 1.06	$ (0.88)	$ 0.83	$ 0.74	$ 0.79	$ 0.70	$ 0.63
$ 0.700	$ 0.673	$ 0.674	$ 0.644	$ 0.610	$ 0.581	$ 0.554
66.0%	N/A	81.5%	86.6%	77.6%	82.7%	87.5%
$ 6.44	$ 5.95	$ 7.99	$ 7.86	$ 6.94	$ 6.45	$ 6.07
$ 17.26	$ 16.78	$ 15.54	$ 14.80	$ 17.24	$ 14.19	$ 10.84
8,755	8,509	8,334	8,149	7,261	6,892	6,594
$ 507,160	$ 479,037	$ 378,523	$ 368,498	$ 348,813	$ 319,548	$ 294,933
$ 163,548	$ 108,112	$ 107,325	$ 104,910	$ 117,022	$ 102,728	$ 95,656
-	-	-	-	-	-	-
3,269	3,269	3,272	3,288	3,290	3,320	3,332
95,131	86,678	109,511	107,379	85,657	77,353	70,758
$ 261,948	$ 198,059	$ 220,108	$ 215,577	$ 205,969	$ 183,401	$ 169,746
62.4%	54.6%	48.8%	48.7%	56.8%	56.0%	56.4%
-	-	-	-	-	-	-
1.3%	1.6%	1.5%	1.5%	1.6%	1.8%	2.0%
36.3%	43.8%	49.7%	49.8%	41.6%	42.2%	41.6%
100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
17.0% [k]	(13.0)% [m]	10.4%	9.5%	11.6%	11.1%	10.6%

(g) Includes $499 (net of tax) or $.03 per share, $1,286 (net of tax) or $.10 per share, $177 (net of tax) or $.01 per share, and $901 (net of tax) or $.08 per share in 1998, 1994, 1993 and 1992, respectively, attributable to extraordinary losses on the early extinguishment of debt.

(h) Includes income of $1,784 (net of tax) or $.11 per share attributable to a change in accounting method.

(i) Includes a gain of $1,708 (net of tax) or $.11 per share from the sale of the NOARK Investment.

(j) Includes income due to an adjustment to the reserve for the NOARK investment - $5,025 (net of tax) or $.34 per share.

(k) Excluding the adjustment to the reserve for the NOARK investment, return on average common equity was 11.8%.

(l) Includes the write-down of the NOARK investment - $21,000 (net of tax) or $1.44 per share.

(m) Excluding the write-down of the NOARK investment, return on average common equity was 7.6%.

(n) Includes a special one-time dividend of $0.05 per share.

SUMMARY OF GAS SALES AND STATISTICS

Years Ended December 31,	2001	2000	1999	1998
Operating Revenues (000's)				
Gas Sales Revenues				
Residential	$ 201,754	$ 190,221	$ 137,407	$ 118,220
Commercial	73,831	62,354	38,451	42,041
Industrial	19,812	18,412	6,763	6,439
	$ 295,397	$ 270,987 [c]	$ 182,621 [c]	$ 166,700
Other Operating Revenues				
Gas transportation	$ 25,888	$ 30,783	$ 22,369	$ 14,832
Construction services	117,160	95,537	49,965	16,621
Gas marketing	-	-	96,855	390,817
Other	7,378	10,693	9,564	7,578
	$ 150,426	$ 137,013 [d]	$ 178,753 [d]	$ 429,848 [d]
	$ 445,823	$ 408,000 [c][d]	$ 361,374 [c][d]	$ 596,548 [d]
Gas sold, transported and marketed (MMcf)				
Volumes sold				
Residential	41,529	41,397	28,583	21,946
Commercial	16,032	14,591	8,882	8,840
Industrial	5,566	5,066	1,780	1,461
	63,127	61,054 [c]	39,245 [c]	32,247
Volumes transported	42,992	48,706	32,417	23,791
Volumes marketed	-	-	43,387	166,197
Number of customers, annual average				
Residential	327,656	318,479	237,375	219,996
Commercial	35,109	33,031	20,301	20,378
Industrial	1,674	1,658	730	696
Transportation and ATS	5,456	8,253	9,183	3,105
	369,895	361,421	267,589	244,175
Averages per residential customer				
Volumes of gas sold (Mcf)	127	130	120	100
Revenues	$ 616	$ 597	$ 579	$ 537
Revenue per Mcf	$ 4.85	$ 4.60	$ 4.81	$ 5.37
Degree days				
Normal	7,698	7,748	7,131	6,930
Actual	7,038	7,293	6,650	5,566
Percent colder (warmer) than normal	(8.6)%	(5.9)%	(6.7)%	(19.7)%
Cost of gas sold				
Purchased (000's) [a]	$ 189,231	$ 156,628	$ 95,460	$ 115,472
(Injected) withdrawn from storage (000's)	(4,258)	3,235 [c]	15,932 [c]	(6,084)
	$ 184,973	$ 159,863 [c]	$ 111,392 [c]	$ 109,388
Average per Mcf	$ 2.93	$ 2.62	$ 2.84	$ 3.39
Other information				
Gross plant (000's)	$ 707,981	$ 664,795	$ 603,939	$ 400,051
Net plant - less depreciation reserve (000's)	$ 524,545	$ 510,026	$ 474,346	$ 285,076
Payroll (000's) [b]	$ 96,163	$ 90,021	$ 60,862	$ 44,549
Number of employees at year-end	2,154	1,568	1,632	860

(a) Does not include gas marketed and transported.
(b) Does not include fringe benefits.
(c) Does not include the sale of excess gas inventory to a third party.
(d) Restated to reflect the reclassification of engineering services' results of operations to discontinued operations.

1997	1996	1995	1994	1993	1992	1991
$ 139,538	$ 138,644	$ 115,242	$ 121,066	$ 122,216	$ 110,173	$ 101,542
66,577	65,509	54,763	59,413	61,379	53,770	49,100
12,065	15,218	14,019	15,481	16,049	14,953	15,139
$ 218,180	$ 219,371	$ 184,024	$ 195,960	$ 199,644	$ 178,896	$ 165,781
$ 13,243	$ 12,358	$ 12,448	$ 11,999	$ 11,968	$ 11,918	$ 11,735
7,484	-	-	-	-	-	-
526,962	308,703	133,396	158,284	70,991	54,595	48,497
4,403	4,517	5,670	6,187	6,360	6,117	5,509
$ 552,092 (d)	$ 325,578 (d)	$ 151,514	$ 176,470	$ 89,319	$ 72,630	$ 65,741
$ 770,272 (d)	$ 544,949 (d)	$ 335,538	$ 372,430	$ 288,963	$ 251,526	$ 231,522
25,968	26,703	24,676	23,437	23,302	22,352	20,773
13,483	13,670	12,738	12,469	12,608	11,890	11,116
2,534	3,385	3,373	3,464	3,500	3,513	3,707
41,985	43,758	40,787	39,370	39,410	37,755	35,596
21,373	20,532	23,849	21,293	19,073	22,147	22,357
199,689	129,429	82,504	78,082	31,501	29,637	28,636
213,850	206,512	200,368	194,663	189,567	184,394	180,099
21,941	21,453	21,088	20,575	20,103	19,584	19,075
820	837	847	844	852	861	854
183	151	145	130	115	109	103
236,794	228,953	222,448	216,212	210,637	204,948	200,131
121	129	123	120	123	121	115
$ 653	$ 671	$ 575	$ 622	$ 645	$ 597	$ 564
$ 5.40	$ 5.20	$ 4.67	$ 5.17	$ 5.24	$ 4.93	$ 4.89
6,882	6,795	6,799	6,698	6,715	6,732	6,874
6,838	7,099	7,158	6,861	7,053	6,882	6,397
(0.6)%	4.5%	5.3%	2.4%	5.0%	2.2%	(6.9)%
$ 150,344	$ 158,808	$ 110,085	$ 135,850	$ 140,075	$ 131,743	$ 108,788
623	(7,673)	10,534	(181)	(1,024)	(10,100)	2,217
$ 150,967	$ 151,135	$ 120,619	$ 135,669	$ 139,051	$ 121,643	$ 111,005
$ 3.60	$ 3.45	$ 2.96	$ 3.45	$ 3.53	$ 3.22	$ 3.12
$ 381,835	$ 357,165	$ 332,996	$ 310,916	$ 294,495	$ 278,884	$ 254,686
$ 275,579	$ 256,011	$ 240,177	$ 226,755	$ 217,517	$ 209,100	$ 194,051
$ 28,807	$ 22,736	$ 22,067	$ 21,758	$ 20,862	$ 21,010	$ 19,998
760	574	524	541	533	557	576

Market Price and NYSE Listing. SEMCO ENERGY began trading on the NYSE on January 6, 2000, with the trading symbol "SEN." Prior to that date, the Company was traded on the NASDAQ with the trading symbol "SMGS." The quarterly cash dividends paid per share and the reported high and low quotation (as reported in the Wall Street Journal) of the Company's common stock for 2001 and 2000 were as follows:

2001	High	Low	Quarterly Cash Dividends	2000	High	Low	Quarterly Cash Dividends
First quarter	$ 15.4375	$ 13.1875	$ 0.21	First Quarter	$ 14	$ 10.75	$ 0.205
Second Quarter	15.95	13.61	0.21	Second Quarter	15	11.125	0.21
Third Quarter	15.75	14.05	0.21	Third Quarter	16.9375	12.25	0.21
Fourth Quarter	14.85	9.45	0.21	Fourth Quarter	16.6250	13.75	0.21

2002 Annual Meeting. The Annual Meeting will be held Tuesday, April 16, 2002, at 2 p.m Eastern Time at McMorran Place, 701 McMorran Blvd., Port Huron, MI 48060

Financial Information. SEMCO ENERGY, Inc. (SEN) intends to keep investors well-informed on the Company's performance. Any of the following are available on request: Annual Report • Quarterly Reports • News Releases • Form 10-K • Form 10-Q • Fact Sheets. SEN has financial information on the Internet at address http://www.semcoenergy.com. For additional information, write or call:

Thomas Connelly, Director Investor Relations
SEMCO ENERGY, Inc.
28470 13 Mile Road
Farmington Hill, MI 48334
(800) 225-7647

Stock Transfer, Registrar and Dividend Disbursing Agent. For SEN Common Stock, inquiries regarding transfer requirements, dividend checks, address changes, dividend reinvestment enrollment and lost stock certificates should be addressed to: Wells Fargo Bank Minnesota, N.A., P.O. Box 64863, St. Paul, MN 55164-0863, (877) 536-3549 toll-free or (651) 450-4064.

Direct Stock Purchase and Dividend Reinvestment Plan. The Direct Stock Purchase and Dividend Reinvestment Plan provides current and potential investors with a convenient way to purchase shares of Common Stock of the Company by making cash payments and/or reinvesting dividends without brokerage commissions. You do not need to be a current shareholder to participate.

Features:

- Initial investment of $250 up to $100,000
- Optional cash payments of as little as $25, up to $100,000 annually
- Reinvest all or portion of dividends
- Direct electronic deposits of dividends not reinvested
- Weekly purchases
- Deposit certificates into the plan for safekeeping
- Transfer all or a portion of plan shares to make a gift
- Sell shares through the plan

For a New Account Enrollment Form and a Plan Prospectus, please call Wells Fargo Bank toll-free at (877) 536-3549.

SEMCO ENERGY OFFICERS

Marcus Jackson
Chairman of the Board, President and Chief Executive Officer

John E. Schneider
Senior Vice President, Treasurer and Chief Financial Officer

Rudolfo D. Cifolelli
Senior Vice President and Chief Information Officer

Arnold R. Madigan
Senior Vice President and General Counsel

Lila R. Bradley
Vice President of Human Resources & Public Affairs

Anthony M. Izzo
Vice President

Jon A. Kosht
Vice President

Steven W. Warsinske
Vice President and Controller

Sherry L. Abbott
Corporate Secretary

SEMCO ENERGY GAS COMPANY*

Jon A. Kosht
President

Thomas S. East
Vice President of Technical Services

Stephen R. Makowski
Vice President of Operations

*division of SEMCO Energy, Inc.

ENSTAR NATURAL GAS COMPANY*

Anthony M. Izzo
President

Barbara Akins
Vice President Administration

David W. Bredin
Vice President Operations

John J. Lau
Vice President Engineering

Daniel M. Dieckgraeff
Vice President Finance and Rates

NATCOMM, INC.

Arthur L. Pendleton
President

SEMCO ENERGY VENTURES, INC.

Jon A. Kosht
President

ARETECH INFORMATION SERVICES, INC.

Rudolfo D. Cifolelli
President

BOARD OF DIRECTORS

John M. Albertine (1) (3)
Chairman and CEO
Albertine Enterprises, Inc.

Daniel A. Burkhardt (3) (4)
Principal
Edward Jones

Edward J. Curtis (2) (4)
President
E.J. Curtis Associates, Inc.

John T. Ferris (1) (2)
Senior Partner
Ferris & Schwedler, P.C.

Michael O. Frazer (3) (4)
Attorney

John R. Hinton
Retired Executive Vice President
Kellogg Company

Marcus Jackson
Chairman, President and CEO
SEMCO Energy, Inc.

Harvey I. Klein (2) (4)
President
Global Strategies Group L.C.

Frederick S. Moore (1) (3)
Chairman and President
DSLT, Inc.

Edith A. Stotler (1) (3)
Partner
Stotler Grain Company

Donald W. Thomason (2)
Lead Director
SEMCO Energy, Inc.
Retired Executive Vice President
Kellogg Company

(1)-Audit Committee
(2)-Compensation Committee
(3)-Finance Committee
(4)-Nominating and Corporate Governance Committee

GLOSSARY

AMR: (Automated Meter Reading) A Meter Reading System that employs radio waves to collect consumption data
APB: Accounting Principles Board
ATS: (Aggregated Transportation Service) Program that allows commercial and industrial gas company customers to purchase their gas from third-party gas suppliers
Bcf: A quantity of natural gas volumes equivalent to one billion cubic feet
CCBC: City Commision of Battle Creek, Michigan
Core Competency: Refers to the fundamentals of SEMCO ENERGY's business: Natural Gas Distribution, Gas Infrastructure Construction and Information Technology
Degree Day: A measure of coldness computed by the number of degrees the average daily temperature falls below 65 degrees fahrenheit
DRIP: Direct Stock Purchase and Dividend Reinvestment Plan
Dth: (dekatherm) A quantity of heat energy equivalent to one million British Thermal Units (BTU)
FASB: Financial Accounting Standards Board
FERC: Federal Energy Regulatory Commission
GCA: (Gas Cost Adjustment) A process by which the gas company, through annual gas cost proceedings before the RCA, can recover the prudent and reasonable cost of gas sold
GCR: (Gas Cost Recovery) A process by which the gas company, through annual gas cost proceedings before the MPSC or CCBC, can recover the prudent and reasonable cost of gas sold
Mcf: A quantity of natural gas volumes equivalent to one thousand cubic feet
MMcf: A quantity of natural gas volumes equivalent to one million cubic feet
MPSC: Michigan Public Service Commission
RCA: Regulatory Commission of Alaska
SFAS: Statement of Financial Accounting Standards

SEMCO ENERGY

SEMCO ENERGY, Inc.
28470 13 Mile Road, Suite 300
Farmington Hills, MI 48334